SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For December 31, 2006

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005

INDEX

Annual Report

Report of Independent Accountants

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Exhibits A, D, E, F, G and H

Balance Sheets

Statements of Income

Statements of Changes in Shareholders' Equity

Statements of Cash Flows

Notes to Financial Statements

Exhibits A, C, D, E, F, G and H

Summary of Activity

ANNUAL REPORT

To the Shareholders:

Pursuant to applicable legal provisions and to the Company's bylaws, we submit for your consideration the documentation regarding the Company's financial statements corresponding to the fifteenth fiscal year, ended December 31, 2006.

1. MACROECONOMIC CONTEXT

Argentina's economy has been consolidating its upturn and stability after the crisis. This has been possible within a context of solid and generalized world growth with high rates since 2003.

The pillars of macroeconomic policy continued being the same: a competitive exchange rate, external surplus, fiscal surplus and an expansive monetary policy. Within this context, the high idle capacity set before the crisis was conclusive to keep up the economic upturn.

Risks factors mentioned a year ago are still the same ones, but evidently they have not held back the recovery. Inflation is clearly the highest risk factor in the country's economy, which drags a number of possible drawbacks: under-investment, specially in areas which are critical to sustain growth, energetic restriction, salary and cost increase and credit shortage, although the incipient reintegration of the companies into capital markets.

Despite forecasts towards the end of 2005 agreed that it was difficult to sustain the growth verified up to that moment, GDP growth rate was 8.5% during the year 2006. This growth continues to be highly supported by incentives towards consumption. Consumer price index increased by 9.8% during 2006 while wholesale price increased by 7.1%.

As regards foreign commerce, results are still positive. Exports grew by 15.4% during 2006, and imports by 19.1%. As a result commercial surplus grew 6.4%.

Additionally, is important to emphasize that tax collection went up by 25.8% during 2006, which determined a surplus of Ps. 23,158 million when compared to Ps. 19,623 million during 2005. The economy's growth rate is still supporting these numbers since as the GDP percentage the economic surplus is 3.6% in 2006, while it was 3.7% in 2005.

Looking forward to 2007, inflation continues being a major concern. Moreover, the Central Bank (BCRA) has to continue sterilizing part of the growing monetary issuing for buying dollars that can complicate the monetary program of the Central Bank. Finally, the last risk factor is the fiscal situation of the provinces. Although the primary result of the group of provinces was a Ps. 2,000 million surplus in 2006, the financial result was unfavorable and the trend for 2007 tends to worsen.

2. COMPANY PROFILE

MetroGAS is the largest gas distribution company in Argentina in terms of number of customers and of delivered gas volumes. MetroGAS distributes approximately 24.2% (*) of the total natural gas supplied by the nine distribution companies licensed after the privatization of Gas del Estado in late 1992 and currently has over 2 million customers in its service area (Buenos Aires City and eleven municipalities in the south of Greater Buenos Aires), a densely populated area including major power plants and other industrial and commercial users.

As a consequence of the new regulations (see notes 8.4 and 8.5 to the primary financial statements), on April 20, 2005 the Board of Directors of MetroGAS decided to create MetroENERGÍA S.A. ("MetroENERGÍA") a stock company where MetroGAS holds 95 % of the Common Stock and whose purpose is to buy and sell natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Natural gas consumption in Argentina has increased by approximately 66% since 1993. In that year, consumption was approximately 21,828 MMm3 (million of cubic meters) and in 2006 it increased to 36,195 MMm3 (*). This increase is due to energy substitution by end users, low relative prices compared to other energy sources, an increased capacity of major gas pipelines and the expansion of distribution networks.

Argentina's proven gas reserves amount to 438,951 MMm3 (**), with an 8 -year supply guarantee. Most of these reserves have been discovered as a result of oil exploration activities. There are 19 known sedimentary basins in the country, 10 of which are on-shore; 3 are off-shore and 6 are both on and off-shore. Production is concentrated in 5 basins: the Northwest basin; the Neuquén and Cuyo basins in central Argentina; the Gulf of San Jorge and Austral basins in the south of the country. In 2006, the estimated annual production of natural gas reached 51,820 MMm3 (***) mainly coming from the Neuquén basin. Approximately 59% of all gas purchased by MetroGAS during 2006 came from the Neuquén basin and the remaining 41% from the Austral and Gulf of San Jorge basins.

Different factors made gas reserves, as well as the relation between them and production, decrease concerning the guarantee for years of supply if compared to last year. Among these factors we can mention regulatory uncertainty and the difference between oil and gas prices.

(*) According to the latest available information provided by the National Gas Regulatory Authority ("ENARGAS")- November 2006.

(**) According to the latest available information provided by the Energy Secretariat - December 2005.

(***) According to the latest available information provided by the Energy Secretariat - December 2006.

3. ORGANIZATIONAL STRUCTURE

MetroGAS' current organizational structure is as shown below:

4. LICENSE CONTRACT RENEGOTIATION

The Public Emergency and Exchange Regime Reform Law No. 25,561 ("Emergency Law") from January 7, 2002, affected the legal framework in force for license contracts of utility services companies.

The main provisions of the above mentioned law that have an impact on the License duly granted to MetroGAS by the National Government and that modify express provisions of Law No. 24,076 (the "Gas Law") are the following: "pesification" of tariffs that were fixed in convertible dollars at the exchange rate specified in the Convertibility Law (Law No. 23,928), the prohibition of tariff adjustments based on any foreign index, thus not allowing the application of the international index specified in the Regulatory Framework (US Producer Price Index-PPI), and the government's unilateral decision to renegotiate the license granted to the Company in 1992.

Furthermore, the Emergency Law established the beginning of a renegotiation process of utility contracts granted by the National Executive Power ("PEN") without prejudice to the requirements that utility services companies should go on complying with all their obligations. The process began on February 12, 2002 when the PEN issued Executive Order No. 293, through which the Ministry of Economy and Production ("ME") was entitled to carry out the renegotiation, and who, by issuing Resolution No. 20/2002, stated the conditions to be followed for such process. On February 22, 2002, the PEN issued Executive Order No. 370 appointing the members of the Committee for Public Works and Services Contracts Renegotiation ("CRC").

After President Néstor Kirchner took office, on May 25, 2003, and by means of Executive Order No. 311/03 from July 3, 2003, the PEN created the "Unit for the Renegotiation and Analysis of Utility Contracts" ("UNIREN"), aiming at giving advice during the renegotiation process of 61 public works and services contracts and developing a regulatory framework common to all public services. This unit is presided over by the Federal Planning, Public Investment and Service Minister ("MPFIPyS") and the Economy and Production Minister. The UNIREN continues the renegotiation process developed by the previous CRC created in February 2002.

During 2002 and 2003, although MetroGAS strictly complied with the submittance of all information required, although the very reports made by the CRC and the UNIREN stated that the gas sector posed no difficulties as to the execution of license contracts and the compliance of conditions and obligations committed, and although licensees, among them MetroGAS, complied with the necessary conditions to continue with the process of renegotiation, it was not possible to go beyond Phase II (submittance of information) of such process.

The temporary tariff increases established by the PEN through Executive Orders No. 2,437/02 and No. 146/03 were not even implemented due to different legal proceedings.

Although there was an exchange of proposals between the parties and the National Government the process is still delayed and 2004 and 2005 went by without being possible to achieve an agreement.

The Emergency Law, which was originally to be due in December 2003 was extended several times trough different laws until December 2007.

On April 21, 2006 the UNIREN, by means of note No. 729/06, sent a new proposal to MetroGAS containing some changes regarding the ones sent in 2005. MetroGAS answered this note on June 9. In this new proposal MetroGAS kept some of the changes set forth by the UNIREN and included some others in accordance to the proposal sent by the company in December 2005.

Unfortunately, as of the date of issuance of these financial statements, there was no consensus between the parties to achieve an agreement that may satisfy both the interests of the National Government, and the ones of the Company and its shareholders.

Expectations for 2007 do not seem to be promising as regards contract renegotiation. It is an electoral year and the National Government's main objective is to have inflation under control. Although a tariff increase necessary to, at least partially, compensate the deficit regarding revenues and expenses that companies from the energetic sector have had since 2002, has no significant impact on inflation indexes, there is no evidence of a change in the Government's policy regarding this aspect, specially concerning the domestic users sector, that has a meaningful importance in generating revenues for MetroGAS.

5. REGULATORY FRAMEWORK

Natural gas distribution is an activity regulated by the ENARGAS. Its jurisdiction is extended to transportation, sale, storage and distribution of gas. Within its sphere of responsibilities, according to what is expressed in the Gas Law, it includes protecting customers, paying attention to the competence in the gas supply and demand and encouraging long-term investments in the industry.

During year 2006, MetroGAS continued with its best efforts to maintain a relationship with the ENARGAS so that both could comply with their corresponding responsibilities and thus result in a better service for the users

In line with the regulatory changes that were made in the gas sector as from the issuing of Executive Orders No.180 and No 181 in 2004, dated December 22, 2005 the ES passed Resolution No. 2020/05 which rules and modifies Resolution No. 752/05, through this resolution the category of customers called General Service "P" was subdivided in three groups, and a schedule to purchase natural gas in a direct way was established for them. The schedule stipulated that: a) users with consumptions (during the period April 2003-March 2004) equal or over 30,000m3/month and up to 150,000m3/month would have to purchase gas in a direct way as from January 1, 2006, b) users with consumptions (during the same period) equal or over 15,000m3/month and under 30,000m3/month would have to purchase gas in a direct way as from March 1, 2006, c) users with consumptions (during the same period) over 9,000m3/month and under 15,000m3/month do not have a specified date yet for the purchase of gas in a direct way.

In this way, such Resolution broadens the spectrum of those customers to whom the distributors cannot stop supplying, including non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions.

Finally, a set of restrictions was established for representing CNG stations in the purchase of natural gas, in order to limit possible vertical associations among people from the gas industry and created the mechanism of assignation of natural Gas for CNG through which the stations sellers of CNG receives natural gas through an offer and demand mechanism in the Electronic Gas Market ("EGM").

MetroENERGÍA, on January 2, 2006 presented an administrative complaint before the Ministry of Federal Planning Public Investment and Service "MPFIyS" against Resolution No. 2,020/05 regarding restrictions to represent CNG stations in the purchase of natural gas within the EGM, such complaint has had no answer yet.

Dated February 9, 2006, through form letter No. 41/ 06, the EGM established a new extension, without a set due date, for CNG stations to present their gas requirements before such market.

Dated February 28, 2006, the ES issued Resolution No. 275/ 06, which modifies Resolution No. 2,020/05 and stipulates a mechanism for assigning natural gas to CNG stations. These modifications are related to: (i) the extension, up to April 1, 2006, for CNG stations to purchase gas in a direct way, (ii) the limitation, up to April 30, 2007, of the effective date of CNG bargain and sale contracts to be signed as from April 1, 2006, (iii) the obligation, of gas distribution service companies to represent CNG stations during the different sale processes when assigning natural gas to CNG stations, just for the first time that the procedure established for CNG purchase in the EGM is realized. This last obligation on the part of distribution companies was afterwards extended over the different sale processes carried out within the mentioned assignation mechanism.

Moreover, on February 14, 2006 the National Government signed an agreement made between natural gas producers and CNG stations to freeze current prices for CNG until December 31, 2006. Based on this, the agreement, will be bimonthly reviewed and will be in effect as long as there is no increase on operative and /or salary costs. The agreement was later extended until December 31, 2007.

On March, June and September 2006, sales were carried out in the EGM so that CNG stations purchase natural gas from producers and according to the volumes assigned by the EGM.

Dated March 21, 2006, the National Gas Regulatory Entity (ENARGAS) issued Resolution No. 3,462, through which it incorporated to MetroGAS' tariffs the value of natural gas at the points of entry into the transportation system that was contemplated in the last increase according to the schedule that is dealt with in the "Agreement" previously mentioned. This increase is in affect as from July 1, 2005, with the characteristic that incremental values that arose from applying these tariffs frameworks for the period extended between July 1, 2005 and February 28, 2006, had to be invoiced to customers in eight monthly installments, having a grace period running as from March 1, 2006, and without interest or extra charges. It is worth mentioning that this retroactive value was invoiced between May 1 and December 31, 2006; as regards consumptions after March 1, 2006 the new tariff was applied directly in the corresponding invoice.

According to what was requested by the ENARGAS, MetroGAS submitted the information related to gas purchases and daily differences generated between August 2005 and February 2006, and afterwards the ones from March to July 2006, in both presentations MetroGAS continued demanding and reserving rights on the daily differences that were originated as from August 2004, requesting to regularize the application of the Regulatory Framework in all issues regarding the reallocation of effective costs from natural gas purchase on tariffs invoiced to customers.

Dated September 22, 2006 Resolution No. 1,329/2006 issued by the ES was published in the Official Bulletin; this resolution regulated different aspects of the industry. More precisely, it (i) specifies the different concepts that conform natural gas global volumes that producers commit to inject into the transportation system, (ii) sets a priority regime regarding nominations and natural gas nominations' confirmation to be complied with by producers and transportation companies, contemplating a penalty for non-fulfillment of their duties, (iii) categorizes as uninterruptible the "initial minimum reserve" of CNG stations operating in February 2004, (iv) incorporates a mechanism through which natural gas distribution companies will have to register unbalanced volumes resulting from the consumption of CNG stations that are below the distribution companies' nominations; being those unbalanced volumes then invoiced by the corresponding producers to the distribution companies at CNG price, or else compensated between them in the sphere of bargain and sale agreements that they may have in force, and (v) enables natural gas distribution companies to use specific natural gas volumes included in natural gas bargain and sale agreements that users enter into in a direct way with producers, under certain conditions.

Moreover, during 2006, there were some changes regarding the so called "trust charge" that natural gas distribution companies charge their industrial customers on behalf and order of Nación Fideicomisos S.A, established by Executive Order No 180/04 to finance infrastructure works regarding natural gas transport and distribution. Originally, according to such Executive Order, the said trust charge was not taxed. Without detriment to that, according to what is established by Executive Order No. 1,216/06 from the issuing date of such Executive Order, the trust charge is levied with Value Added Tax ("VAT") at a 21% rate. Since there existed no detailed guidelines regarding operative issues concerning the billing and collection of VAT imposed on trust charge by natural gas distribution companies, MetroGAS, in conjunction with other distributors, proposed before Nación Fideicomisos S.A., ENARGAS and the Energy Secretariat (ES) a billing and collection plan which stands for the interests of all the parties involved and at the same time protects MetroGAS from any contingency deriving from the collection of the trust charge. As of this document, none of the three mentioned authorities opposed MetroGAS' proposal; considering this to be a tacit acceptance, MetroGAS has already started to invoice VAT on the trust charge and to render it to Nación Fideicomisos S.A.

In January 5, 2007 Resolution No. 2008/06 was published in the Official Bulletin stipulating the creation of a new trust charge under Law No. 26,095, excepting some customers (Residential, small stores and industries and CNG) from its payment. On January 11, 2007 Resolution ENARGAS No. 3689/07 was published in the Official Bulletin fixing the values for the said trust charge. On February 9, 2007 MetroGAS received note from the ENARGAS No. 808/07 by which the administrative process for the invoicing, collection and deposit of this new trust charge is determined. However, as of the date of the issuance of these financial statements, Nación Fideicomisos S.A. has not provided the necessary information to MetroGAS to be able to invoice this charge to its customers.

It is worth mentioning that the proliferation from municipalities claims regarding rates for different concepts has continued. Moreover, in many cases there is no specific service and /or there is excessively onerous. The Regulatory framework in force and duly applicable contemplates, under certain conditions, the free use of public space concerning the laying of natural gas pipelines. Notwithstanding this, and without prejudice of the many requests presented by MetroGAS, as of the date of issuance of these financial statements the ENARGAS has not authorized any reallocation on tariffs of the payments made to the municipalities regarding this concept.

6. RESTRUCTURING OF THE FINANCIAL DEBT

During this fiscal year MetroGAS completed the restructuring of its unsecured financial debt subject to the Solicitation of Consents launched in November 2005.This process was closed based on an Out-of-Court Agreement, that is to say, by been voluntarily accepted by approximately 95% of its creditors, which represent approximately US$ 415 million.

As part of the restructuring process and in compliance with the Solicitation of Consents, negotiable bonds were issued to be exchanged for the existing debt. Series 1 Negotiable Bonds for an amount of capital of US$ 236.3 million; Series 2 Class A Negotiable Bonds in dollars for an amount of capital of US$ 6.3 million, and Series 2 Class B Negotiable Bonds in Euros for an amount of capital of Euros 26.1 million, moreover payments were made for a total amount of US$ 105.6 million in order to re-buy existing Debt at 75% of its value according to the purchase cash option, and payments for US$ 19.1 million and Euros 0.5 million for accrued interests for Series 1 and 2 Negotiable Bonds from January 1 , 2005 to December 30, 2005.

The restructuring of the financial debt originated a Ps. 388.8 million profit, which after income tax, amounts to Ps. 252.7 million, mainly generated by a reduction of the capital of the debt whose creditors adhered to the purchase cash option and by the reduction of interests accrued, net of the expenses related to the operation.

Approximately US$ 2.4 million amount from debt before the restructuring still remained to be cancelled; that is to say that from the existing debt before the restructuring a 99,4 % has been cancelled.

Moreover, during the year approximately US$ 17.4 million of capital from Series 1 Negotiable Bonds were re-bought through open market operations.

In conclusion, after closing the restructuring process and having practically paid the whole debt of those who did not accept the proposal, existing debt for approximately US$ 578 million was cancelled (capital -US$ 444 million and interests -US$ 134 million), year 2006 ending with a new debt level of US$ 264 million. For comparative purposes the financial debt before the restructuring accrued interests for approximately US$ 36 million per year, while the new debt will accrue interests for approximately US$ 18 million per year, which represents a 50'% reduction in interests annual charge.

7. CORPORATE GOVERNANCE

7.1 Authorities

At MetroGAS' Assembly of shareholders and Board meeting, both on April 28, 2006 Mr. Jorge E. Verruno was appointed Company President, being an independent member. Mr. Roberto Daniel Brant is the 1st. Vice-president and Mr. Vito Sergio Camporeale is the 2nd Vice-president of the Company.

MetroGAS' Audit Committee is composed of three independent Directors, thus the Company complies with local and international provisions in force related to the good corporate governance.

7.2 Decision Making and Internal Control System

The Company encourages delegation of authority, thus allowing quick and efficient replies to every activity, at the same time there is a clear and explicit definition of the scopes of such delegation by setting limits of approval implemented in a systematized way, which minimize risks.

Furthermore, MetroGAS has an Internal Audit area whose mission is to guarantee the Board of Directors, the Audit Committee, the Direction Committee and the managerial level of the Company that there are effective and efficient processes of internal control to identify and handle the risks of the business.

The existence of standardized processes, administrative proceedings, fluid communications, regular issues of reports on management planning and control, performance assessments, within the framework of policies set by the Direction Committee, consolidate the internal control system, give reasonable certainty of achieving objectives, provide reliable financial information and ensure the compliance of regulations in force.

7.3 Sarbanes-Oxley Law

MetroGAS is registered in the New York Stock Exchange and is compelled by requirements from the Securities and Exchange Commission ("SEC"). For that reason, the Sarbanes-Oxley Law is applicable to the Company's procedures. This Law, which was passed aiming at providing reasonable reliability for accounting and financial information, requires the CEO and the Director of Administration and Finance to sign an annual certification, where they state, among other things, that they are responsible for establishing, keeping and monitoring an appropriate internal control structure, making an annual report on the effectiveness of this internal control when issuing financial statements. Furthermore, external auditors have to express an opinion about this too. MetroGAS has already complied with the sections of this law applicable as from fiscal year ended on December 31, 2002 and will have to comply with the provisions regarding opinions about internal control on the issuing of financial statements when presenting the financial statements as of December 31, 2007. On the other hand, in virtue of the last due date extensions, External Auditors have to express their opinion when presenting the financial statements as of December 31, 2008.

In order to comply on due date with all requirements stated by this Law, MetroGAS has conformed a working team with personnel from the Administration and Finance area and from the Legal area, also counting on a high cooperation from the people responsible for the processes of all the areas within the Company. Moreover, the Company has hired the services of Ernst & Young as a consultant to assist in the assessment of control and implementation of improvements.

The project is focused on the assessment of internal controls over the issuing of accounting information. As of this date, MetroGAS has performed the survey and documentation of processes, risks and controls, the assessment of the design and operation of controls and has implemented many remedy plans. During the next fiscal year MetroGAS will continue with the survey and documentation of new processes or of processes that had been changed, the assessment of control design of those processes, operation tests of controls and the implementation of remedy actions over all weaknesses found.

7.4 Policy of Compensation to the Board of Directors and to Managerial Staff

The compensation to the Board of Directors is fixed by an Ordinary Meeting of Shareholders.

As of December 31, 2006, the compensation policy for managerial staff consists of a monthly fixed payment and a variable payment based on the fulfillment of objectives fixed on annual basis. The compensation policy neither provides for option plans over the Company's shares nor for long-term incentives.

8.DESCRIPTION OF OPERATIONS

8.1. Commercial Policy, Company, Financial and Investment Planning

According to the economic context and provisions issued by the National Government which include the modification of the standards of MetroGAS' Regulatory Framework, the Company decides to focus its efforts on ensuring the business continuity, keeping the quality and reliability of all gas supply, complying with the License's basic rules, and finally based on the results of the renegotiation of the License Agreement, MetroGAS will define its strategy towards the future and matters such as company planning, commercial policy and the development of the investment plan.

8.2 Gas purchase and transportation

During 2004, the Emergency Law and its regulatory executive orders were the previous steps to the signing of a contract between the ES and a big number of natural gas producers, this agreement is referred to as Agreement 2004. It fixes natural gas price at Points of Entry into the Transportation System ("PIST"), valid until December 31, 2006. The ME confirmed Agreement 2004 to be valid by resolution No. 208/04.

As a consequence of Agreement 2004 all gas contracts between MetroGAS and producers were renegotiated. In April 2005 the renegotiation with the last producer was ended, thus MetroGAS has all its long term gas contracts according to what is stipulated in such agreement.

As of date of issuance of these present financial statements, MetroGAS is renegotiating commercial conditions for 2007 with natural gas producers. In accordance to conversations held between the National government and gas producers, agreements will be extended up to April 30, 2007 under the same conditions in force at present, keeping during that period, the prices corresponding to December 2006.

In May 2005, through Resolution No. 752/05, ruling Articles 4 and 5 of Executive Order No. 181/04, the ES started a process of compulsive conversion of Large Firm and Interruptible Customers, of General Service "G" customers, of General Service "P" customers, whose consumption was over 150,000m3/month, and of CNG stations into "new direct consumers of natural gas". This process was called "gas unbundling".

The "Unbundling" means a 32% reduction of gas volumes contracted for a long term by MetroGAS. In this context, the process of conforming the marketer MetroENERGÍA was finished, in order to retain the biggest possible number of customers and to have a more suitable tool for the new context where the Company will have to perform.

MetroENERGÍA S.A, controlled by MetroGAS and authorized by the ENARGAS to act as a natural gas trading company and/or gas transporting company, and subscribed as agent of the EGM, entered into natural gas supply agreements with different producers in order to supply those users who had to acquire natural gas from third suppliers. Furthermore, it entered into natural gas supply agreements with large clients, electric power plants and General Service "G" and General Service "P" customers with consumption within MetroGAS' distribution area up to December 31, 2006 according to the different dates when such customers had to acquire natural gas from suppliers different from the distribution service licensees.

As of the date of issuance of these financial statements, MetroENERGÍA is renegotiating commercial conditions for 2007 with natural gas producers. In accordance to conversations held between the National Government and gas producers, agreements will be extended up to April 30, 2007 under the same conditions in force at present, keeping, during that period, the prices corresponding to December 2006. In that context, MetroENERGÌA extends natural gas supply to its customers (industries / electric power plants and stores) with whom it entered into agreements up to December 31, 2006, under the same conditions above mentioned.

As from June 1, 2006 MetroGAS has increased its transportation capacity by 1MMm3/day as a consequence of the expiration of an agreement through which the said capacity was given to the Industries as from June 1, 1997.

As of December 31, 2006, the firm transportation capacity contracted up to the City Gate of MetroGAS' service area amounts to 23.6 MM m3/day. To recover heat value after obtaining by-products, there are 0.4 MMm3/day of firm transportation capacity contracted up to Bahía Blanca. Besides, there are 0.55 MMm3/day of firm transportation capacity contracted from Tierra del Fuego up to Santa Cruz.

As a consequence of the energy crisis the country has been undergoing since 2002, gas production was not enough to supply the domestic market during 2005 and 2006. By means of resolutions issued in 2004 by the ES and the ENARGAS, distributors were able to use, for their firm clients, all gas which was originally intended for exports and electric generation. All distributors took advantage of these resources except MetroGAS, thus increasing electric generation costs because of the use of fuel oil and affecting gas sales to Chile and Brazil. The strategy that MetroGAS has been adopting regarding long term and spot gas purchases and long term transportation, allowed this distributor to do without these emergency mechanisms, as well as to offer a service without meaningful restrictions to their industrial customers.

8.3 Customers and Market

The Company's economic results are highly influenced by weather conditions. The demand for natural gas and, in consequence, MetroGAS' sales and profits, are considerably higher during winter time (May to September).

A summary of the Consolidated Statements of Income for the fiscal years ended December 31, 2006 and 2005 is included below in order to reflect MetroGAS' seasonal variation of sales and its level of annual profitability.

	2006 (thousands of pesos)
	For the quarters ended on
	03-31	06-30	09-30	12-31	Total fiscal year
Sales	199,304	228,468	251,139	194,982	873,893
Gross profit	60,371	78,836	66,145	42,958	248,310
Operating income	29,766	45,500	30,043	6,952	112,261
Income (loss) before income tax	(23,664)	486,541	(8,089)	(9,212)	445,576
Net income (loss)	(24,655)	331,616	(6,206)	(8,202)	292,553

	2005 (thousands of pesos)
	For the quarters ended on
	03-31	06-30	09-30	12-31	Total fiscal year
Sales	186,048	244,004	283,615	178,325	891,992
Gross profit	33,523	54,258	73,577	31,280	192,638
Operating income (loss)	7,862	37,772	37,473	(43)	83,064
Income (loss) before income tax	29,421	57,182	6,978	(64,303)	29,278
Net income (loss)	29,421	57,232	6,870	(65,112)	28,411

As mentioned above, MetroGAS provides distribution service to over 2 million customers in its service area, 65% of which are in the Autonomous City of Buenos Aires.

Sales to residential customers in 2006 and 2005 totaled 20.3% and 22.7% of sales volume, respectively, and approximately 42.7% and 42.4% of net sales.

MetroGAS depends strongly on its sales to electric power plants to maintain a high utilization of its firm transportation capacity (Load Factor), especially during warmer months, when residential consumption is reduced. Among its customers, MetroGAS has electric power plants with 44% of the total thermal power generated in the country's wholesale electricity market.

Since 1993 electric power plants have implemented an investment program that involves the replacement of generating units by new technologies called "combined cycles", which imply a much lower generation cost.

The following combined-cycle plants are operating within MetroGAS' service area: Central Térmica Buenos Aires, since 1995; Central Costanera, since 1999; Central Puerto, since 1999 and Central Dock Sud since March 2001. Moreover, A.E.S. Paraná launched its combined-cycle plant to the market in November 2001. MetroGAS provides transportation to the marketer that renders such service to this plant, thus improving the utilization of its transportation capacity.

A strong increase in the demand for electricity which started in 2003, continued during 2006. This fact, together with a supply shortage due to the lack of new combined-cycles since 2001, led to a big dispatch from the pool of thermal generation plants of MetroGAS' area, not only of combined-cycles but also of open-cycled steam turbines. Consequently, there is a strong sales seasonal decrease (winter-summer) in MetroGAS' area.

Gas sales and sales of the transportation and distribution service to electric power plants in 2006 and 2005 accounted for 47.7% and 47.8% of delivered gas volume, respectively.

Gas sales and sales of the transportation and distribution service to industrial and commercial customers and public entities accounted for approximately 16.8% and 17.6% of the Company's sales volume.

During 2006 all supply contracts with industrial customers, which expired during that same year, were renewed. According to preventive measures taken in the face of winter 2006, the policy developed in 2005 was still continued, this policy includes options that allow a more operational flexibility in the face of potential supply difficulties, extending the concept to all contracts to be renewed during the year.

Allied to the objectives set for 2006, and regardless of the existing conditions of gas availability and transportation, MetroGAS has been able to continue in good terms with Large Industrial Customers as well as in the market of Small and Medium sized companies ("PYMES") and Commercial Customers. As in the previous year, the general market conditions kept on generating an increase in the demand for natural gas, besides the enlargement of existing plants and the development of new businesses and projects that, except specific cases, do not represent demands for significant volumes.

Regarding the changes introduced into the market as from the passing of Resolution No. 752/2005 by the ES, during the year there continued to be some meetings with General Service "P" customers with annual consumptions amounting between 180,000 and 365,000 m3. Through MetroENERGÍA and as a result of the actions taken, it was possible to get most of industrial and commercial customers contemplated within the unbundling process thus, it was possible to keep this category of customers in MetroGAS' sales portfolio.

The CNG market represented about 7.9% and 9.0% of the Company's sales volume during 2006 and 2005, respectively.

During April, there were regulatory changes introduced into the market through Executive Order No. 275/2006 (complementary to Executive Order No.752/2005 and No. 2020/2005 by the ES), implementing the deregulation of gas purchase at wellhead for CNG stations. To this regard, MetroENERGÌA carried out some actions that made it possible to enter into service supply agreements with many gas producers for administering their sales commitments in this segment.

8.4 Operation of the distribution system

Although the crisis broken at the end of fiscal year 2001 is still strongly conditioning the Company's operating activities, MetroGAS keep focusing on the system's security and reliability.

Just like during 2002, MetroGAS was forced to keep on suspending investments on expansion of the distribution system (K factor works). However, and as a result of a severe modification of relative energy prices, as from 2002 the Company had to face an increasing supply demand, which is stabilized at present. During this year, approximately 19,000 new services were laid and the control of the construction of 50 Km of works financed by third parties was made.

Moreover MetroGAS goes ahead with the assets soundness project, whose main objective is to secure a systematic management of the critical tangible assets corresponding to the distribution of gas and the risks associated to them along the whole cycle of their useful life. Among the main achievements it is worth mentioning the updating and development of risk models for the evaluation of assets and the reformulation of inspection and maintenance plans of the pressure regulating stations prioritizing the activities and their frequency, minimizing risk.

Based on risk models previously mentioned, MetroGAS planned and implemented the replacement of 46.8 Km of low-pressure mains with their associated services.

The Company carries on with the Risk Based Maintenance plan (RBM or "Risk Based Maintenance"), by which it aims at minimizing risk associated with the operation and reliability in pressure regulating stations. Ten of these stations had already been adjusted during 2006.

During the year the company also carried out works to backup the distribution system, aiming at guaranteeing the reliability of gas supply.

Aiming at improving the Company's low-pressure system operation, through a quicker and stricter control of supply pressures, MetroGAS went on executing the project "Tele-control of Profiling Units in Regulating Stations". In this way, during 2006, 12 new plans with distance control and 12 extreme net points with telemeasurement were incorporated. Therefore, 62% of the total number of stations for decreasing pressure from the Company's low-pressure system has telecontrol profiling units to control pressure.

Additionally, and being an action contemplated in the preventive maintenance plan, MetroGAS completed an inspection type DCVG (Direct Current Voltage Gradient) of 88.43 Km of the Company's high-pressure system, aiming at identifying potential failures in the installations.

Regarding corrective maintenance of the system, more than 11,500 residential services and more than 15,300 meters have been replaced, among other actions intended for short-term maintenance of the distribution system.

The emergency call center registered an annual volume of approximately 59,900 claims, mainly about gas leaks, from which about 9,500 were classified by the Company as high priority. All these claims were taken care of in situ within two hours of the call and 97 % within an hour of the call being received, exceeding the ENARGAS' indicator that compels the company to take care of 95% of high priority calls within an hour of the call being received.

The coordination and execution of more than 56,900 gas supply cuts and supply reinstallation contributed to a better control of the levels of indebtedness and illicit actions.

Regarding materials supply and services, MetroGAS has continued with its effort to hold back possible cost increases, implementing, among others, different actions orientated towards optimizing existing agreements.

8.5 Capital investment

In order to mitigate the impact of the crisis on MetroGAS' financial position, the Company has optimized its capital investments, reducing them to levels that are compatible with the business continuity and the supply of a safe service in a short term. Detailed information is found in Exhibit "A" of the financial statements.

The accumulated total amount of investments made by MetroGAS during its fifteen years of operation amounts to approximately US$ 578 million.

8.6 Customer Care and Service

All working patterns from 2005 remained the same during 2006; this caused MetroGAS' activity to focus on the following goals:

  To respond to a demand of feasibility studies and activities associated to obtaining gas supply, which continued growing because of natural gas delayed tariffs in comparison to other alternative fuels.

  To continue improving the system of meeting customers' claims, which are received by the Company through different channels.

  To continue with actions to limit costs, both direct costs or costs generated by suppliers and contractors.

  To cooperate with Fundación MetroGAS in community-support and charitable campaigns.

In this context it is worth pointing out that there was an increase in all activities related to Customers Incorporation, with 32% growth in presented feasibility and 22% in inspection requests, while incorporations showed a 2% decrease compared with the previous year.

Concerning this last point, a new assistance office for registered gas installers was opened as from January 2006 in our new Commercial Office in Floresta, meanwhile there are studies to improve the communication and presentation process through the Call Center or through Internet.

Claims received from our customers during 2006 amounted to 22,599, this means a 4% increase compared to the claims received during 2005. As part of a process of continuous improvement, there were daily quality controls on generation, handling and resolution of claims during the whole year.

During 2006, an intense training activity regarding the quality of our customer care service was developed; this activity involved all our Customer Care staff during the eight training courses that were given.

The Company continued incorporating new channels and means of collection through the telephone and Internet.

Other activities performed, not only to improve customer care in general but also to optimize costs, were:

  The implementation of a new data processing program connected by network to calculate incentives and fines related to the Program of Rational Use of Energy (PURE 2006). This program makes it easier to provide customer care and to explain to our customers all issues related to the implementation of this program.

  The licensing and award of the agreement related to the process of printing invoices and debt notices, thus obtaining competitive prices regardless variables at stake (working costs, supply costs, etc.)

  A constant activity regarding trade receivables from residential customers, this allowed the levels of default payment to be kept at a reasonable position.

  The renegotiations of the fees for collection agreement that concentrates 48% of the collection among entities and represents 36% of the collection including Commercial Offices.

8.7 Human resources

Company headcount as of December 31, 2006, totals 1,019 employees, from which 4 of them belong to MetroENERGÌA. MetroGAS continued prioritizing the redistribution of functions, the stability of personnel with seniority and a conservative handling of the budget.

Considering the variations in the cost of living and salary changes in the market, MetroGAS implemented an average increase of 19% to all the Company's personnel. This increase was granted in three stages during April, September and December.

Regarding health plans significant efforts were made to maintain medical service costs without deteriorating the level of professional service. With the objective of improving health care services to the personnel, the "Obra Social de los Trabajadores de la Industria del Gas" ("OSTIG") and MetroGAS signed an agreement in June granting the same health coverage both for unionized and non-unionized personnel.

As regards the integration of the family into the Company, there was an educational camping aimed at employees' children from different ages.

Within the area of developing the organization's management there were meetings with the directors, managers and heads of departments to consider and recreate leadership practices at a personal and organizational level during the first semester. The second half of the year was dedicated to the analysis of performance and potential, as well as to the systematization of the information of replacement schemes of the total number of employees. Moreover, post-grade development courses were implemented successfully for potential leaders.

The training department focused its activities on continuing the program on developing leaders and professionals of the Company, on backing up operative safety plans based on behavior and keeping assets soundness, on the technical upgrading of registered gas installers that operate in the concession area and on continuing the educational program for adults regarding primary and secondary studies.

As regards employing new staff, different technological specialists joined the company to implement the reconditioning program of the data processing system defined in the organization.

Within the area of communication, we continued with breakfast meetings with the personnel, programmed visits to different locations of the Company and the practice of cascade communication. The Opinion Survey to the biannual personnel was carried out, special communicational support was offered to security undertakings and the level of present satisfaction was evaluated.

8.8 Health, Safety and Environment

In 2006, MetroGAS was able to maintain level 4 granted by the Working Risk Management Agent Consolidar S.A. (Aseguradora de Riesgos de Trabajo) being the maximum level according to the legislation in force when the conditions stipulated in the Ley de Riesgos del Trabajo No. 24,557 are over fulfilled and which implies reaching prevention, conditions and working environmental levels that are higher than the legal obligations.

The Instituto Argentino del Petróleo y Gas (IAPG) has granted MetroGAS the "Annual Award on Safety" corresponding to 2006, for the achievements reached in the group of companies with more than 1 million hours worked per year.

Through the Insurance Department, MetroGAS negotiated in 2002 with Consolidar ART the inclusion in the agreement of a Profits Participation clause. As a consequence of the reduction in the number of accidents due to the said clause, approximately Ps. 36,000 were recovered in January 2006.

As regards the Management System of Security Health and Environment certified under ISO standards 14001 and OHSAS 18001, some activities were carried out aimed at retaining the certification obtained through internal audits and an external audit carried out by Det Norske Veritas in December, which reflected a high level of compliance with such standards.

The Regional Workshop -HSSE Forum 2006, took place in October .It was attended by agents from BG Group, BG Brazil, BG Argentina, Comgas, Iqara Energy, BG Andes & Austral and Gasoducto Cruz del Sur.

8.9 Institutional Relationship

During 2006 the context did not vary significantly compared to 2005, at least in connection to the difficulties to renegotiate the license agreement and the overall image of the group of companies rendering public services. However, MetroGAS was able to have a fluid communication with public officials from the Executive and Legislative Powers, national, provincial and municipal, and besides the company continued leading the sector as regards a positive image with a very good level of acceptance.

As regards the results obtained by the end of 2005, the position of the Company has improved significantly related to public opinion. Within this segment, MetroGAS' image according to the survey conducted by the Centro de Estudios Unión para la Nueva Mayoría made in December 2006, showed a 77.8% of positive answers, this means 6 points more than what was registered in June last year. That same survey, but exclusively within Opinion Leaders, showed 65% of positive answers.

Concerning communicational aspects the Company decided to maintain the characteristics of the speech launched during 2005, that is to say, direct, simple, clear but most importantly, proactive. The benefits of which were seen at having a good understanding with the press and, through it, with the public in general. These actions were totally effective for the resolution of some incidents in the street caused by third parties' negligence. The way MetroGAS worked out the incident which took place on spring day 2005, made the Company obtain the "Eikon de Plata" award for the professional handling given to the case.

After communicating the successful renegotiation of the debt, the Company continued focusing on security issues, so substantial for MetroGAS' business.

For this reason, press and institutional commercial campaigns were continued and strengthened in order to prevent accidents for carbon monoxide inhalation and the ones produced in the street by third parties who act without paying attention to minimum security measures. In this way, and specifically related to this last issue, the Company tried hard to communicate its Damage Prevention Plan by all possible means.

A working pillar, which was successfully incorporated during 2006, was setting up MetroENERGÍA's name and designing and developing an appropriate communicational message.

Institutional functions were carried out with the same methodology implemented during previous years, this is, a low discreet profile, but reaching the politics, economy, trade unions, and legislature of the country aiming at communicating our reality as well as positioning MetroGAS for 2007, which taking into account its electoral content, will surely be busy.

8.10 Community Service Activities

During 2006 the Company continued strengthening its empathic relationship with the community that was impacted on by MetroGAS' operation and at the same time it tried to broaden the diffusion of the activities carried out by Fundación MetroGAS regarding social responsibility. For this reason the Company opted to ratify action courses already defined, such as Training Programs, Support to the Corporate Volunteer Program, the Local Settlement Program and the Solidarity Sponsoring.

Along this period, "Fundación MetroGAS" continued implementing the School Educational Orchards Program, among them, School Orchards in twenty public schools from the Great Buenos Aires area, as well as the Therapeutic Orchard at the Psychopathology Service of the "Hospital de Niños de Pedro Elizalde". The "Casa Garraham" Orchard was put off during 2006 due to enlargement works at the place. Moreover, it continued with its Youths training program that allowed more than three hundred young people coming from the Servicio de Empleos de AMIA (AMIA's Employment Service) and Fundación FOC to be inserted in the labor market through workshops on Customers' Assistance and Telemarketer.

Moreover, during 2006, the Pilot program of the " Support Program to the Technical School" was developed at the Escuela Técnica No. 14 "Libertad" from Barracas neighborhood, as from 2007 it will allow those young people who join four technical schools to have an educational level according to this type of education.

At the Technical Training Center (CET) there were some activities related to safety and directed to voluntary fire-fighters, hospital paramedics and personnel depending on the Sub-secretariat of Emergency of the Autonomous City of Buenos Aires' Government, during these activities more than two hundred people were trained, besides an intense activity directed to new officers from the "Superintendencia Federal de Bomberos" from the Argentine Federal Police.

Together with the collaboration of the employees from the commercial offices the campaign to sell Christmas cards from Damas Rosadas was continued, it registered a record figure that was over Ps. 50,000; it will be sent to collaborate with the Maternidad Sardá and the Hospital Rivadavia, both located in the Autonomous City of Buenos Aires.

The Corporate Volunteer Program, mostly supported by Fundación MetroGas, made more than eighty percent of the Company's personnel get involved in community service. Within the activities carried out by the different groups there were theater plays by a group called "Caminito de Colores" and "MetroGAS' Choir"; they performed at hospitals, free soup kitchens and kindergartens, besides the donation of more than six hundred toys to "Maternidad Sardá" at the end of the year.

Regarding the Local Settlement Program, Fundación MetroGAS took care of the gardens of "Templo de Santa Felicitas", in Barracas. Moreover, together with the Museo Histórico Nacional (National Historic Museum), the Fundación started restoration works of the "Bandera de Macha" (Macha Flag), the country's oldest National Symbol, and it collaborated with the Quinquela Martín Museum on the mega-show related to the Centenary of the arrival of Quinquela Martín to La Boca neighborhood. Besides, together with FADHE, they once again carried out the "Spring Festival", directed to transplanted children.

9. DIVIDEND POLICY

In the past, subject to the Company's results and other relevant factors, MetroGAS' Board of Directors recommended to pay dividends, during the last quarter of each year, on a temporary basis, and in case of the Ordinary Shareholder's Meeting, the final dividend, within limits set by the Argentine Corporations Law and considering all restrictions established in the debt issue prospectus.

As from fiscal year 2002, and up to date, the Company maintains unappropriated accumulated deficit. For that reason, as from that moment there has been no distribution of dividends, and in the future, they will not be able to be distributed unless all losses from previous fiscal years are covered, in accordance to what is stipulated by the Argentine Corporations Law.

10. COMMON STOCK STRUCTURE

Common Stock as of December 31, 2006 is composed of 569,171,208 common shares classified in three different categories; Class "A", "B" and "C", each having a one peso par value and entitled to one vote per share.

Classes of shares	Subscribed, registered and paid-in
Thousands of Ps.
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917
Common Stock as of December 31, 2006	569,171

The total number of Class "A" shares, representing 51% of the Company's Common Stock is owned by Gas Argentino, and their transferability is subject to the approval of the regulatory authority.

Class "B" shares represent 39% of the Common Stock. Of such shares, 19% is owned by Gas Argentino since the privatization process. The remaining 20% was sold at public offering and is owned by approximately 1,150 investors.

Class "C" shares which represent 10% of the Common Stock, were assigned during the privatization process to the Employee Stock Ownership Plan (-PPP-Programa de Propiedad Participada); the beneficiaries were employees from Gas Del Estado transferred to MetroGAS, who continued working for the Company up to July 31, 1993, and who chose to participate in the above mentioned plan.

Dated December 7, 2005, Gas Argentino entered into an agreement to restructure its financial debt with all of its creditors, funds administered by Ashmore ("Fondos Ashmore") and by Marathon ("Fondos Marathon"), by means of which Gas Argentino will cancel all of its liabilities related to such debt in exchange for issuing and/or transferring, by the current shareholders of Gas Argentino, ordinary shares of the said company representing 30% of its Common Stock post-issuing to Fondos Ashmore and transferring 3.65% and 15.35% of MetroGAS' Common Stock, owned by Gas Argentino, to Fondos Ashmore and Fondos Marathon, respectively.

Such agreement is, among other conditions, subject to the approval of the ENARGAS and of the National Antitrust Committee (Comisión Nacional para la Defensa de la Competencia).

11. INCOME ALLOCATION PROPOSAL

The Company's Board of Directors proposes to approve as the Board of Directors fees the amount of Ps. 580 thousand, which were allocated to the result of fiscal year 2006.

Moreover, the Company's Board of Directors proposes that the Shareholders' Meeting keeps in unappropriated retained earnings the net income for fiscal year ended December 31, 2006, that amounted to pesos 292,553 thousand in order to partially absorb the unappropiated accumulated deficit that the Company has as of December 31, 2006.

12. ACKNOWLEDGEMENT

The Board of Directors would like to express its deepest appreciation to MetroGAS' personnel for their co-operation in their daily tasks, as well as to its customers, suppliers and creditors for their support and for their confidence in MetroGAS.

Autonomous City of Buenos Aires, Mach 2, 2007.

Jorge E. Verruno

Chairman of the Board of Directors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MetroGAS S.A.

We have audited the accompanying balance sheets of MetroGAS S.A. at December 31, 2006 and 2005, and the related statements of income, of changes in shareholders' equity and of cash flows for each of the two years in the period ended December 31, 2006. We have also audited the accompanying consolidated balance sheet of MetroGAS S.A. and its subsidiary at December 31, 2006 and 2005, and the related consolidated statements of income and of cash flows for the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3.3. to the financial statements, in order to comply with regulations of the Comisión Nacional de Valores ("CNV"), the Company discontinued inflation accounting as from March 1, 2003. The application of these regulations represent a departure from accounting principles generally accepted in Argentina, which requires inflation accounting be discontinued as from October 1, 2003. The effect of this departure on the December 31, 2006 financial statements is not significant.

In our report dated March 8, 2006, we expressed an opinion that the 2005 financial statements did not fairly present financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in Argentina, because that the Company had valued the deferred income taxes on a non-discounted basis as required by resolutions issued by the CNV. As mentioned in Note 3.5.f), with the harmonization of professional accounting standards as from January 1, 2006, differences in standards between the CNV and professional accounting standards have disappeared. Accordingly, our present opinion on the 2005 financial statements, as presented herein, is different from that expressed in our previous report.

In our opinion, except for the effects on the 2005 financial statements, for the matter described in the third paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of MetroGAS S.A. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Argentina.

Autonomous City of Buenos Aires, Argentina

March 2, 2007

PRICE WATERHOUSE & CO. S.R.L. By (Partner)

Carlos N. Martinez

METROGAS S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005

Fiscal years No. 15 and 14 commenced January 1, 2006 and 2005

Principal activity: Provision of natural gas distribution services

Registration with the Public Registry of Commerce:

By-laws: December 1, 1992

Last amendment: July 29, 2005

Duration of Company: Until December 1, 2091

Parent company: Gas Argentino S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

Principal activity: Investment

Percentage of votes held by the parent company: 70%

Composition and changes in Common Stock as of December 31, 2006

Composition
Classes of shares	Subscribed, registered and paid-in
Outstanding:	Thousands of Ps.

Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917

Common Stock as of December 31, 2006	569,171

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005

Changes in Common Stock
Subscribed, registered and paid-in
Thousands of Ps.
Common Stock as per charter of November 24, 1992 registered with the Public Registry of Commerce on December 1, 1992 under No. 11,670, Corporations Book 112, Volume A.	12
Common Stock increase approved by the Shareholders' Meeting held on December 28, 1992 and registered with the Public Registry of Commerce on April 19, 1993 under No. 3,030, Corporations Book 112, Volume A.	388,212
Common Stock increase approved by the Shareholders' Meeting held on June 29, 1994 and registered with the Public Registry of Commerce on September 20, 1994 under No. 9,566, Corporations Book 115, Volume A.	124,306
Capitalization of the Adjustment to Common Stock approved by the Shareholders' Meeting held on March 12, 1997 and registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.	56,641
Common Stock as of December 31, 2006	569,171

METROGAS S.A.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2005

December 31,	
	2006	2005
	Thousands of Ps.	
ASSETS		
CURRENT ASSETS		
Cash and deposits in banks (Note 3 a))	52,349	523,784
Investments (Note 3 b))	20,284	146
Trade receivables, net (Note 3 c))	131,271	129,282
Other receivables (Note 3 d))	28,685	41,761
Inventories, net (Note 3 e))	2,923	2,451
Total current assets	235,512	697,424
NON-CURRENT ASSETS		
Other receivables (Note 3 f))	122,925	224,218
Fixed assets, net (Exhibit A)	1,674,400	1,704,104
Total non-current assets	1,797,325	1,928,322
Total assets	2,032,837	2,625,746
LIABILITIES		
CURRENT LIABILITIES		
Debts		
Accounts payable (Note 3 g))	163,729	144,757
Financial debt (Note 3 h))	20,291	1,673,107
Payroll and social security payable	11,537	9,342
Taxes payable (Note 3 i))	37,469	36,099
Other liabilities	4,333	2,306
Total debts	237,359	1,865,611
Provision for contingencies (Exhibit E)	70,722	34,738
Total current liabilities	308,081	1,900,349
NON-CURRENT LIABILITIES		
Accounts payable (Note 5)	16,578	18,122
Financial debt (Note 3 j))	710,686	-
Taxes payable	23,329	26,031
Total non-current liabilities	750,593	44,153
Total liabilities	1,058,674	1,944,502
MINORITY INTEREST	458	92
SHAREHOLDERS' EQUITY	973,705	681,152
Total	2,032,837	2,625,746

Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

METROGAS S.A.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

December 31,	
	2006	2005
	Thousands of Ps., except for per share information	
Sales (Note 3 k))	873,893	891,992
Operating cost (Exhibit F)	(625,583)	(699,354)
Gross profit	248,310	192,638
Administrative expenses (Exhibit H)	(62,467)	(56,043)
Selling expenses (Exhibit H)	(73,582)	(53,531)
Operating income	112,261	83,064
Financing and holding results generated by assets		
Holding results	671	(548)
Interest on commercial operations	13,206	15,954
Interest on financial operations	55	-
Exchange gain	13,783	8,328
Financing and holding results generated by liabilities		
Holding results	(3,714)	(9,622)
Interest on commercial operations	(211)	(851)
Interest on financial operations	(82,748)	(108,519)
Restructuring of financial debt result (Note 9 to the primary financial statements)	388,748	-
Discount of long term financial debt result	83,567	-
Exchange (loss) gain	(58,931)	40,260
Others	(22,144)	(1,686)
Other income, net	1,398	2,979
Minority interest	(365)	(81)
Income before income tax	445,576	29,278
Income tax (Note 2.5.i))	(153,023)	(867)
Net income for the year	**292,553**	**28,411**
Basic income per share (Note 2.6.)	**0.51**	**0.05**
Diluted income per share (Note 2.6.)	**0.51**	**0.05**

Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

METROGAS S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

December 31,	
	2006	2005
	Thousands of Ps.	
Cash flow from operating activities		
Net income for the year	292,553	28,411
Interest expense accrued during the year	82,748	108,519
Income tax accrued during the year	153,023	867
Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interest	365	81
Depreciation of fixed assets	71,885	90,500
Net book value of fixed assets retired	4,781	11,398
Allowance for doubtful accounts	2,165	(11,248)
Allowance for inventory obsolescence	10	441
Allowance for fixed assets	3,807	-
Contingencies reserve	7,950	6,018
Materials consumed	2,062	1,820
Holding results	3,714	9,622
Exchange differences	58,931	(40,260)
Restructuring of financial debt result	(388,748)	-
Discount of long term financial debt result	(83,567)	-
Changes in assets and liabilities		
Trade receivables	(4,131)	(68,105)
Other receivables	(26,342)	(69,096)
Inventories	(2,544)	(1,851)
Accounts payable	13,539	103,600
Payroll and social security payable	2,195	1,593
Taxes payable	4,031	44,898
Other liabilities	126	(3,044)
Interest payable and other	(19,008)	(3,416)
Contingencies reserve	(10)	-
Minimum notional income tax paid for the year	(9,298)	(11,403)
Net cash provided by operating activities	170,237	199,345
Cash flow used in investing activities		
Increase in fixed assets	(48,915)	(44,565)
Net cash used in investing activities	(48,915)	(44,565)
Cash flow (used in) provided by financing activities		
Cash contributions of minority shareholders	-	10
Payment of loans	(432,954)	-
Interest paid	(139,665)	-
Net cash (used in) provided by financing activities	(572,619)	10
(Decrease) increase in cash and cash equivalents	(451,297)	154,790
Cash and cash equivalents at the beginning of the year	523,930	369,140
Cash and cash equivalents at the end of the year	72,633	523,930

Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

NOTE 1 - CONSOLIDATION BASES

As a consequence of the constitution of MetroENERGÍA S.A. ("MetroENERGÍA") on April 20, 2005, registered in the Public Registry of Commerce on May 16, 2005, a company in which MetroGAS S.A. ("MetroGAS" or the "Company") holds 95% of the Common Stock (Note 8 to the primary financial statements), the Company has consolidated its balance sheets line by line as of December 31, 2006 and 2005 as well as its statements of income and cash flows for the years ended on December 31, 2006 and 2005 with the financial statements of the controlled company, following the procedure established in the Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA").

The consolidated financial statements includes assets, liabilities and results of the following controlled company:
	Percentage participation on
Issuing company	Capital	Votes
MetroENERGÍA S.A.	95	95

NOTE 2 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its consolidated financial statements, which were applied consistently with those for the previous year.

2.1. Preparation and presentation of consolidated financial statements

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions of the National Securities Commission ("CNV").

Within the framework of the statement of consents made on July 8, 2004 by FACPCE and CPCECABA - which states that in the parties' opinion it would be important to unify technical standards - on August 10, 2005 CPCECABA issued Resolution CD 93/05, through which it adopted the accounting standards approved by FACPCE including amendments thereto as at April 1, 2005.

The adoption of the mentioned standards came into effect for the fiscal years or periods corresponding to fiscal years started as from January 1, 2006. Also, the CNV has adopted the mentioned standards with certain amendments, establishing its applicability for fiscal years started as from January 1, 2006, too.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

The main modifications introduced by the new accounting standards are the following:

  The accounting standards in force as of the previous fiscal year, to determine if there is a valuation allowance of assets, required the book value of the asset to be compared to the cash flow that it itself will generate at nominal value. The recently adopted standards demand such comparison to be made with the cash flow at present values.

  The accounting standards in force as of the previous fiscal year admitted, under certain circumstances, some receivables and liabilities to be valuated at discounted values taking into account the interest rate from the Banco de la Nación Argentina applicable to Unrestricted Saving Accounts. This possibility is not admitted by the new accounting standards, which require, a market rate to be generally applied, and as an exception, other receivables and liabilities to be valuated at nominal value under certain circumstances.

  The Company, in accordance to the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets. As a consequence, supplementary information is included in note 2.5.i).

Modifications introduced by the process of unification of accounting standards have not generated significant effects on the consolidated financial statements of the Company.

2.2. Accounting estimates

The preparation of consolidated financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the consolidated financial statements, as well as income and expenses recorded during the year. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual future results might differ from estimates and evaluations made at the date of preparation of these consolidated financial statements.

2.3. Recognition of the effects of inflation

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the consolidated financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued. This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the consolidated financial statements as of December 31, 2006.

The rate used for restatement of items was the internal wholesale price index ("IPM") published by the National Institute of Statistic and Census.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

2.4. Comparative information

Balances as of December 31, 2005 and for the year ended December 31, 2005 disclosed in these consolidated financial statements for comparative purposes, result from the financial statements as of such date.

Certain amounts in the consolidated financial statements for the year ended on December 31, 2005 were reclassified for presentation on a comparative basis with those for the current year.

2.5. Valuation criteria

a) Cash and deposits in banks

Have been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at year-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the year.

Units in common investment funds were valued at their market value at the end of the year.

Saving accounts and fixed term deposits were valued at their nominal value plus interest accrued at the end of the year.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through year-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at year-end.

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The balance for this item included in trade receivables corresponds to bonuses for consumption and/or additional charges for excess consumption pending billing, while the amount recorded under accounts payable corresponds to additional charges for consumption, to be deposited in the Trust Fund indicated by ENARGAS.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

The line headed Transportation Trust Fund within accounts payable corresponds to the collected amounts, pending of deposit.

Additionally to his own behalf, the controlled company, MetroENERGÍA, trades, on behalf of producers, natural gas with third buying parties, receiving a fee included under the line headed Sales in the Statements of Income. Trade receivables and accounts payable generated in this way have been valuated following the general criterion above mentioned.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Financial debt

Financial debts resulting from the financial debt restructuring process, corresponding to Negotiable Obligations Series 1 and 2 were valued based on the amounts payables discounted using the market interest rate that reflects at the initial moment of the transaction the evaluation over the time value of the money and the specifics risks of the debt.

Financial debts not included in the financial debt restructuring process, corresponding to Negotiable Obligations Series A and B were valued at nominal value plus financial results accrued at the end of the year. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at the sums received, net of transaction costs, plus financial results accrued at the internal rate of return estimated at that time.

f) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued through year -end. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

As from the unification of the accounting standards (Note 2.1.) the existing discrepancy between the CPCECABA and the CNV related to the discount of the deferred income tax assets disappears, valuing such assets at their nominal value.

g) Inventories

Warehouse materials were valued at their year-end replacement cost. The value thus obtained, net of the allowance for obsolescence, is less than the respective recoverable value estimated at the end of each year.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

h) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 2.3. to consolidated financial statements has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 2.3. to consolidated financial statements except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 2.3.

The Company capitalizes net costs generated by financing with third party capital of works construction that take place over extended periods, until their start up and the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the year ended December 31, 2006 and 2005 amounted to Ps. 3,139 thousand to Ps. 5,988 thousand, respectively.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 2.3. to consolidated financial statements.

Net value of fixed assets does not exceed its economic utilization value at the end of the year.

i) Income tax

The Company and its controlled company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by tax loss carry forward. Deferred tax liability is mainly generated by: i) temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment of financial results (interest and exchange differences) capitalized under those items and ii) discount of financial debt, valued at their nominal value in accordance with tax purposes.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these consolidated financial statements has been applied to the temporary differences identified and tax loss carry forwards.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Financial debt	Other	Valuation allowance	Total
	Thousands of Ps.
Balances as of December 31, 2005	287,820	8,586	10,698	22,408	(169,840)	159,672
Movements of the year	(136,780)	3,139	(10,698)	(1,643)	18,800	(127,182)
Balances as of December 31, 2006	151,040	11,725	-	20,765	(151,040)	32,490

Deferred liabilities
	Fixed assets	Financial debt	Other	Total
	Thousands of Ps.
Balances as of December 31, 2005	(10,529)	-	(6,952)	(17,481)
Movements of the year	441	(29,355)	7,009	(21,905)
Balances as of December 31, 2006	(10,088)	(29,355)	57	(39,386)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 151,040 thousand and Ps. 287,820 thousand at the end and the beginning of the year, respectively. That tax loss carry forward can be offset against profits for future years, Ps. 121,145 thousand expiring in 2007 and Ps. 29,895 thousand expiring in 2009.

The realization of deferred tax assets, including the mentioned tax loss carry forward, depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Based on management's estimates, MetroGAS recorded a valuation allowance on deferred income tax assets amounting to Ps. 151,040 thousand and Ps. 169,840 thousand at the end and the beginning of the year.

Net deferred liabilities at the end of the year derived from the information included in the preceding tables amount to Ps. 6,869 thousand and net deferred assets at the beginning of the year amount to Ps. 142,191 thousand.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Below is the reconciliation between income tax expensed and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

	December 31,
	2006	2005
	Thousands of Ps.
Income tax expense over pre-tax income	155,952	10,247
Permanent differences
Restatement into constant currency	15,266	18,035
Non deductible expenses and non- computable income	605	(1,043)
Valuation allowance on deferred income tax assets	(18,800)	(26,372)
Total income tax charged in results	153,023	867

Below is the reconciliation between income tax expensed and the income tax determined for fiscal purpose:
	December 31,
	2006	2005
	Thousands of Ps.
Income tax determined for fiscal purpose	140,716	12,522
Temporary differences	31,107	14,717
Valuation allowance on deferred income tax assets	(18,800)	(26,372)
Total income tax charged in results	153,023	867

The Company, in accordance with the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liability been recognized in this item, its value would amount to Ps. 307 million and Ps. 322 million, at nominal values, at the close and beginning of the year, respectively. The difference of Ps. 15 million would have impacted in the result of the year. It is estimated that these liabilities will be reverted by approximately Ps. 12 million per year.

j) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company has recognized minimum notional income tax accrued during the year and paid in previous years as a credit, since it estimates that it could be claimed as payment on account of income tax in future years. That credit is shown under Other non-current receivables and could be computable as a down payment of income tax expiring between the years 2012 and 2016.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

k) Severance pay

Severance payments made to employees are expensed as incurred.

l) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

m) Provision for contingencies

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these consolidated financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the consolidated financial statements.

n) Shareholders' equity accounts

Movements in shareholders' equity accounts were restated following the guidelines detailed in Note 2.3. to the consolidated financial statements.

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Adjustment to Common Stock" account making up the shareholders' equity.

o) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each year.

Volumes delivered were determined based on gas volumes purchased and other data.

p) Statements of income accounts

Statements of income accounts are shown at nominal value, except depreciations of fixed assets that are restated following the guidelines indicated in Note 2.3. to consolidated financial statements.

2.6. Basic and diluted income per share

Basic and diluted income per share is calculated based on weighted average shares at December 31, 2006 and 2005, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

2.7. Information by segment

The Company mainly operates in the providing of gas distribution services. The remaining activities do not qualify as segments that should be disclosed separately in accordance with the guidelines of Technical Pronouncement No. 18 of the FACPCE.

NOTE 3 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006	December 31, 2005
	Thousands of Ps.	
Assets		
Current assets		
a) Cash and deposits in banks		
Cash	446	168
Banks	37,025	521,284
Collections to be deposited	14,878	2,332
	52,349	523,784
b) Investments (Exhibit D)		
Saving account deposits	16	8
Common investment funds	10,152	101
Government securities	35	37
Fixed term deposits	10,081	-
	20,284	146
c) Trade receivables, net		
Trade accounts receivable	96,938	109,105
Unbilled revenues	10,102	26,809
Receivables from sales on behalf third parties	46,322	16,149
Tax on banking transactions to be recovered	3,902	5,102
Variation of turnover tax Province of Buenos Aires	1,481	1,547
Allowance (Exhibit E)	(1,481)	-
Related companies (Note 5)	65	-
PURE	(1,555)	3,309
Allowance for doubtful accounts (Exhibit E)	(24,503)	(32,739)
	131,271	129,282
d) Other receivables		
Deferred financing costs	-	20,026
Other advances	24,354	17,387
Insurance and other prepaid expenses	1,741	2,430
Other receivables	1,655	1,246
Tax receivables	882	620
Related companies (Note 5)	53	52
	28,685	41,761
e) Inventories, net		
Warehouse materials	3,826	3,432
Allowance for inventory obsolescence (Exhibit E)	(903)	(981)
	2,923	2,451
Non-current assets		
f) Other receivables		
Deferred tax asset		
Deferred income tax (liabilities) assets (Note 2.5 i))	(6,896)	142,191
Receivables for minimum notional income tax (Note 2.5.j))	54,527	45,895
	47,631	188,086
Study, revision and inspection of works in public space levy to be recovered GCABA	28,044	-
Occupancy of public space levy to be recovered GCABA	40,380	35,514
Occupancy of public space levy to be recovered Esteban Echeverria	5,663	-
Sundry	1,207	618
	122,925	224,218

Details regarding the significant amounts included in the accompanying consolidated financial statements are as follows:

NOTE 3 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED

FINANCIAL STATEMENTS (Contd.)

NOTE 4 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 4 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)

As of December 31, 2006 and 2005 investments include "BODEN" bearing interest at an annual rate of 1.06%, fixed term deposits bearing interest at an annual rate of 9.50% and common investment funds with an average annual yield of 6.73%. Pursuant to the terms of the License, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts at a rate equivalent to 150% of the 30-day interest rate in local currency, charged by Banco de la Nación Argentina, from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

The receivable corresponding to variation in turnover tax in the Province of Buenos Aires accrued interest at an annual 9.5% rate until December 31, 2005, in accordance with the ENARGAS and considering recovery term of such credit. Payables do not accrue interest, except for the Financial debts, which are set forth in Note 9 to the primary financial statements and Taxes payable in relation to the Occupancy of public space levy payment facilitation plan. Certain payables accrue CER adjustment clause.

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of December 31, 2006, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

These consolidated financial statements include the following transactions with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A..

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of December 31, 2006 and 2005 from transactions with related companies are as follows:

EXHIBIT A

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION (1)					NET BOOK VALUE 12-31-2006
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF YEAR	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	FOR THE YEAR		ACCUMULATED AT END OF YEAR	
								ANNUAL RATE	AMOUNT (2)		
	Thousands of Ps.										
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	75,564	-	-	-	75,564	18,390	-	2%	1,606	19,996	55,568
High pressure mains	263,466	-	5,392	(11)	268,847	134,702	1,814	2.22% to 10%	9,969	146,485	122,362
Medium and low pressure mains	1,479,371	-	26,699	(3,548)	1,502,522	379,755	(2,957)	1.19% to 10%	34,384	411,182	1,091,340
Pressure regulating stations	57,695	-	79	-	57,774	28,801	-	4% to 12.5%	1,893	30,694	27,080
Consumption measurement installations	326,342	-	1,974	(502)	327,814	92,046	(183)	2.85% to 5%	11,821	103,684	224,130
Other technical installations	46,930	-	-	-	46,930	29,909	-	6.67%	2,913	32,822	14,108
Machinery, equipment and tools	26,140	-	194	-	26,334	23,545	-	6.67% to 20%	764	24,309	2,025
Computer and telecommunications equipment	150,556	-	3,146	(1,021)	152,681	135,557	(1,009)	5% to 50%	7,327	141,875	10,806
Vehicles	10,035	-	507	(860)	9,682	9,445	(860)	10% to 20%	196	8,781	901
Furniture and fixtures	5,453	-	3	-	5,456	5,399	-	10% to 20%	11	5,410	46
Materials	4,345	12,095	(10,083)	(227)	6,130	-	-	-	-	-	6,130
Gas in pipelines	214	-	-	-	214	-	-	-	-	-	214
Work in progress	56,809	36,287	(28,282)	-	64,814	-	-	-	-	-	64,814
Advances to fixed assets suppliers	176	533	(709)	-	-	-	-	-	-	-	-
Subtotal	2,520,597	48,915	(1,080)	(6,169)	2,562,263	857,549	(3,195)	-	70,884	925,238	1,637,025
Distribution network extensions constructed by third parties	54,040	-	1,700	(4)	55,736	8,570	(1)	1.82% to 2.38%	1,072	9,641	46,095
Offsetting item for distribution network extensions	(2,807)	-	(620)	-	(3,427)	(137)	-	2% to 2.38%	(71)	(208)	(3,219)
Allowance for obsolescence of materials (Exhibit E)	(1,744)	-	-	-	(1,744)	-	-	-	-	-	(1,744)
Allowance for fixed assets (Exhibit E)	-	(3,807)	-	50	(3,757)	-	-	-	-	-	(3,757)
Total as of December 31, 2006	2,570,086	45,108	-	(6,123)	2,609,071	865,982	(3,196)	-	71,885	934,671	1,674,400
Total as of December 31, 2005	2,582,083	45,794	-	(57,791)	2,570,086	822,044	(46,562)	-	90,500	865,982	1,704,104

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

EXHIBIT D

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005

CURRENT INVESTMENTS

EXHIBIT E

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005

ALLOWANCES

MAIN ACCOUNT	December 31, 2006							December 31, 2005
	BALANCE AT BEGINNING OF YEAR	INCREASE		DECREASE	BALANCE AT END OF YEAR	BALANCE AT END OF YEAR
	Thousands of Ps.					
Deducted from assets						
For doubtful accounts	32,739	2,165	(1)	(10,401)	24,503	32,739
For tax on banking transaction to be recovered	-	1,435	(7)	-	1,435	-
For variation of Turnover tax province of Buenos Aires (Note 15.1)	-	1,481	(8)	-	1,481	-
For obsolescence of materials						
Inventories	981	10	(3)	(88)	903	981
Fixed assets	1,744	-		-	1,744	1,744
Valuation allowance for fixed assets	-	3,807	(9)	(50)	3,757	-
Valuation allowance on deferred income tax assets	169,840	(18,800)	(2)	-	151,040	169,840
Total	205,304	(9,902)		(10,539)	184,863	205,304
Included in the liabilities						
For contingencies						
Executive proceedings	3,315	4,999	(4)	-	8,314	3,315
Study, revision and inspection of works in public space levy GCABA (Note 15.4.1)	-	28,044	(5)	-	28,044	-
Profesional fees and costs - Study, revision and inspection of works in public space levy GCABA (Note 15.4.1)	150	2,850	(6)	-	3,000	150
Rates and charges (15.6)	17,550	548	(6)	-	18,098	17,550
Others	13,723	(447)	(6)	(10)	13,266	13,723
Total contingencies	34,738	35,994		(10)	70,722	34,738

Notes:
(1) The charge in results is disclosed in Exhibit H.
(2) Charged in results in the line Income tax (Note 3.5.j)).
(3) Charged in results in the line Sundry materials of Exhibit H.
(4) Charged in results in the line Contingencies reserve of Exhibit H and in financing and holdings results - Others
(5) Charged in Other non current receivables (Note 15.4.1)
(6) Charged in results in the line Contingencies reserve of Exhibit H .
(7) Charged in results in financing and holdings results - Others
(8) Charged in Other income, net.
(9) Charged in results in the line Operating expenses - Others of Exhibit H

EXHIBIT F

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

OPERATING COST

EXHIBIT G

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005

FOREIGN CURRENCY ASSETS AND LIABILITIES

EXHIBIT H

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

EXPENSES INCURRED

MAIN ACCOUNT	December 31, 2006						December 31, 2005
		OPERATING EXPENSES					
	FIXED ASSETS EXPENSES	GAS SALES	PROCESSED NATURAL GAS	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
	Thousands of Ps.						
Payroll and other employees benefits	1,721	21,036	-	21,776	19,209	63,742	52,211
Social security contributions	675	5,823	-	4,590	5,232	16,320	13,369
Directors´and members of Surveillance committee fee	-	-	-	580	-	580	359
Fees for professional services	-	359	-	4,750	296	5,405	4,873
Technical operator's fees	-	7,737	-	-	-	7,737	5,056
Sundry materials	-	2,685	-	-	-	2,685	2,599
Fees for sundry services	106	4,827	-	851	6,794	12,578	8,182
Postage, telephone and fax	-	364	-	986	3,612	4,962	4,304
Leases	-	69	-	1,909	587	2,565	2,196
Transportation and freight charges	-	-	-	355	-	355	294
Office materials	-	568	-	1,204	104	1,876	1,464
Travelling expenses	-	282	-	403	100	785	684
Insurance premium	-	-	-	2,287	5	2,292	2,565
Fixed assets maintenance	-	11,882	-	4,801	113	16,796	11,473
Fixed assets depreciation	-	63,062	-	8,823	-	71,885	90,500
Taxes, rates and contributions	-	1,406	44	3,497	28,846	33,793	34,560
Publicity	-	-	-	-	1,262	1,262	1,238
Doubtful accounts	-	-	-	-	2,165	2,165	(11,248)
Bank expenses and commissions	-	-	-	78	5,133	5,211	5,133
Interest on financial operations	-	-	-	-	-	-	1,536
Contingencies reserve	-	-	-	5,250	-	5,250	6,018
Others	637	19,740	-	327	124	20,828	14,407
Total as of December 31, 2006	3,139	139,840	44	62,467	73,582	279,072	251,773

Total as of December 31, 2005	5,988	136,165	46	56,043	53,531	251,773

METROGAS S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005 AND AUDITED BALANCE SHEET AS OF DECEMBER 31, 2005

December 31, 2006	December 31, 2005
	Thousands of Ps.	
ASSETS		
CURRENT ASSETS		
Cash and deposits in banks (Note 4 a))	34,672	502,513
Investments (Note 4 b))	20,176	45
Trade receivables, net (Note 4 c))	71,674	99,132
Other receivables (Note 4 d))	27,801	41,448
Inventories, net (Note 4 e))	2,923	2,451
Total current assets	157,246	645,589
NON-CURRENT ASSETS		
Other receivables (Note 4 f))	121,809	223,813
Investments (Exhibit C)	8,700	1,749
Fixed assets, net (Exhibit A)	1,674,400	1,704,104
Total non-current assets	1,804,909	1,929,666
Total assets	1,962,155	2,575,255
LIABILITIES		
CURRENT LIABILITIES		
Debts		
Accounts payable (Note 4 g))	95,463	95,293
Financial debt (Note 4 h))	20,291	1,673,107
Payroll and social security payable	11,486	9,340
Taxes payable (Note 4 i))	36,738	35,119
Other liabilities	3,157	2,353
Total debts	167,135	1,815,212
Provision for contingencies (Exhibit E)	70,722	34,738
Total current liabilities	237,857	1,849,950
NON-CURRENT LIABILITIES		
Accounts payable (Note 6)	16,578	18,122
Financial debt (Note 4 j))	710,686	-
Taxes payable	23,329	26,031
Total non-current liabilities	750,593	44,153
Total liabilities	988,450	1,894,103
SHAREHOLDERS' EQUITY (as per related statements)	973,705	681,152
Total	1,962,155	2,575,255

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

STATEMENTS OF INCOME

December 31,	
	2006	2005
	Thousands of Ps., except for per share information	
Sales (Note 4 k))	747,050	869,188
Operating cost (Exhibit F)	(523,061)	(680,334)
Gross profit	223,989	188,854
Administrative expenses (Exhibit H)	(62,232)	(55,810)
Selling expenses (Exhibit H)	(67,046)	(52,711)
Operating income	94,711	80,333
Equity in incomes of controlled company	6,952	1,530
Financing and holding results generated by assets		
Holding results	663	(549)
Interests	13,184	15,950
Exchange gain	14,339	8,219
Financing and holding results generated by liabilities		
Holding results	(3,714)	(9,622)
Interest on commercial operations	(195)	(851)
Interest on financial operations	(82,748)	(108,519)
Restructuring of financial debt result (Note 9)	388,748	-
Discount of long term financial debt result	83,567	-
Exchange (loss) gain	(58,942)	40,263
Others	(18,557)	(1,566)
Other income, net	3,632	3,223
Income before income tax	441,640	28,411
Income tax (Note 3.5.j))	(149,087)	-
Net income for the year	**292,553**	**28,411**
Basic income per share (Note 3.6.)	**0.51**	**0.05**
Diluted income per share (Note 3.6.)	**0.51**	**0.05**

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

FOR THE YEAR ENDED DECEMBER 31, 2006 AND 2005

METROGAS S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

METROGAS S.A.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

December 31,	
	2006	2005
	Thousands of Ps.	
Cash flow from operating activities		
Net income for the year	292,553	28,411
Interest expense accrued during the year	82,748	108,519
Income tax accrued during the year	149,087	-
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in incomes of controlled company	(6,952)	(1,530)
Depreciation of fixed assets	71,885	90,500
Net book value of fixed assets retired	4,781	11,398
Allowance for doubtful accounts	2,165	(11,248)
Allowance for inventory obsolescence	10	441
Allowance for fixed assets	3,807	-
Contingencies reserve	7,950	6,018
Materials consumed	2,062	1,820
Holding results	3,714	9,622
Exchange differences	58,942	(40,263)
Restructuring of financial debt result	(388,748)	-
Discount of long term financial debt result	(83,567)	-
Changes in assets and liabilities		
Trade receivables	25,293	(37,955)
Other receivables	(25,418)	(68,416)
Inventories	(2,544)	(1,851)
Accounts payable	(4,940)	54,139
Payroll and social security payable	2,146	1,591
Taxes payable	8,216	44,785
Other liabilities	(1,050)	(2,997)
Interest payable and other	(19,008)	(3,416)
Contingencies reserve	(10)	-
Minimum notional income tax paid for the year	(9,298)	(11,403)
Net cash provided by operating activities	173,824	178,165
Cash flow used in investing activities		
Increase in fixed assets	(48,915)	(44,565)
Acquisition of MetroENERGÍA S.A. common stock	-	(182)
Net cash used in investing activities	(48,915)	(44,747)
Cash used in financing activities		
Payment of loans	(432,954)	-
Interest paid	(139,665)	-
Net cash used in financing activities	(572,619)	-
(Decrease) increase in cash and cash equivalents	(447,710)	133,418
Cash and cash equivalents at the beginning of the year	502,558	369,140
Cash and cash equivalents at the end of the year	54,848	502,558

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

NOTE 1 - THE COMPANY'S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

Through Executive Decree No. 2,459/92 dated December 21, 1992, the Argentine Government granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a 35-year period from the Takeover Date (December 28, 1992). This period can be extended for an additional 10-year period under certain conditions.

MetroGAS' controlling shareholder is Gas Argentino S.A. ("Gas Argentino") who holds 70% of the Common Stock of the Company. The 20%, which was originally owned by the National Government, was offered in public offering as described in Note 10 and the remaining 10% is under the Employee Stock Ownership Plan ("Programa de Propiedad Participada" or "PPP") (Note 13).

As further described in Notes 2 and 8, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY'S BUSINESS

2.1 General Considerations

Since December 2001 the Government adopted a number of measures in order to face up to the crisis the country was undergoing, which implied a deep change in the economic model effective so far.

The most important mentioned measures were: (i) the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, (ii) the pesification of certain assets and liabilities in foreign currency deposited in the country, and (iii) the pesification of public services prices and tariffs.

2.2. License renegotiation process

As part of the mentioned measures, on January 9, 2002, was enacted Law No. 25,561 Public Emergency Law ("Emergency Law"), rule that was complemented with other Laws, decrees and regulations issued by different Government organism. This group of rules have implied for MetroGAS a substantial change in terms of the License and its relation with the National Government, modifying the program of tariff reward accorded in the Law No. 24.076 (or "Gas Act") and its complementary regulations.

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY'S BUSINESS (Contd.)

The Emergency Law authorized the Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy, (b) the quality of services and the contractually required investment programs, (c) the interest of users as well as service access conditions, (d) the safety of the systems involved, and (e) company profitability. The evolution of tariffs renegotiation with the Government is described in Note 8.

2.3. Contracts denominated in US dollars or containing dollar adjustment clauses

The Emergency Law contains provisions governing contracts between private parties existing as of its effective date, which provide for payment in foreign currencies or contain foreign currency adjustment clauses. In this regard, it provides for conversion into pesos of all obligations at an exchange rate of Ps. 1 per US$ 1.

Should the result be too burdensome for one of the parties and should the parties fail to agree to modifications of such obligations, the matter may be referred to the courts in order to settle an equitable result. Obligations arising after the passing of the Emergency Law may not be subject to adjustment clauses.

The Company is a party to a number of such contracts, the most material of which are for the gas purchase of natural gas and are essential to permit the Company to serve its customers. Under the provisions established in the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices abovementioned and the renegotiation of most of the contracts agreed with the Company's gas suppliers, subject to the continuous compliance by the National Government with all the obligations it has assumed, gas producers with whom there have been renegotiations would commit themselves to suspend actions and/or procedures brought against the Gas Distributors for claims resulting from the abovementioned law, which suspension would become a final waiver on December 31, 2006.

2.4. Financial debt restructuring process

Due to the significant adverse changes occurred in Argentina ending year 2001, on March 25, 2002 MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness.

After negotiations held during these years, on November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE Under Argentine law.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. The evolution of the renegotiation carried out by the Company with its financial creditors is described in Note 9.

NOTE 3 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its financial statements, which were applied consistently with those for the previous year.

3.1. Preparation and presentation of financial statements

The financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions issued by the CNV.

Within the framework of the statement of consents made on July 8, 2004 by FACPCE and CPCECABA - which states that in the parties' opinion it would be important to unify technical standards - on August 10, 2005 CPCECABA issued Resolution CD 93/05, through which it adopted the accounting standards approved by FACPCE including amendments thereto as at April 1, 2005.

The adoption of the mentioned standards came into effect for the fiscal years or periods corresponding to fiscal years started as from January 1, 2006. Also, the CNV has adopted the mentioned standards with certain amendments, establishing its applicability for fiscal years started as from January 1, 2006, too.

The main modifications introduced by the new accounting standards are the following:

  The accounting standards in force as of the previous fiscal year, to determine if there is a valuation allowance of assets, required the book value of the asset to be compared to the cash flow that it itself will generate at nominal value. The recently adopted standards demand such comparison to be made with the cash flow at present values.

  The accounting standards in force as of the previous fiscal year admitted, under certain circumstances, some receivables and liabilities to be valuated at discounted values taking into account the interest rate from the Banco de la Nación Argentina applicable to Unrestricted Saving Accounts. This possibility is not admitted by the new accounting standards, which require, a market rate to be generally applied, and as an exception, other receivables and liabilities to be valuated at nominal value under certain circumstances.

  The Company, in accordance to the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets. As a consequence, supplementary information is included in note 3.5.j).

Modifications introduced by the process of unification of accounting standards have not generated significant effects on the financial statements of the Company.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

3.2. Accounting estimates

The preparation of financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the financial statements, as well as income and expenses recorded during the year. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and provision for contingencies. Actual future results might differ from estimates and evaluations made at the date of preparation of these financial statements.

3.3. Recognition of the effects of inflation

The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of financial statements has been discontinued. This criterion is not in accordance with prevailing professional accounting standards, under which financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the consolidated financial statements as of December 31, 2006.

The rate used for restatement of items was the IPM published by the National Institute of Statistic and Census.

3.4. Comparative information

Balances as of December 31, 2005 and for the year ended December 31, 2005 disclosed in these financial statements for comparative purposes, result from the financial statements as of such date.

Certain amounts in the financial statements for the year ended on December 31, 2005 were reclassified for presentation on a comparative basis with those for the current year.

3.5. Valuation criteria

a) Cash and deposits in banks

Have been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at year-end exchange rates.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the year.

Units in common investment funds were valued at their market value at the end of the year.

Saving accounts deposits and fixed term deposits were valued at their nominal value plus interest accrued at the end of the year.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through year-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at year-end.

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The balance for this item included in trade receivables corresponds to bonuses for consumption and/or additional charges for excess consumption pending billing, while the amount recorded under accounts payable corresponds to additional charges for consumption, to be deposited in the Trust Fund indicated by ENARGAS.

The line headed Transportation Trust Fund within accounts payable corresponds to the collected amounts, pending of deposit.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Financial debt

Financial debts resulting from the financial debt restructuring process, corresponding to Negotiable Obligations Series 1 and 2 were valued based on the amounts payables discounted using the market interest rate that reflects at the initial moment of the transaction the evaluation over the time value of the money and the specifics risks of the debt.

Financial debts not included in the financial debt restructuring process, corresponding to Negotiable Obligations Series A and B were valued at nominal value plus financial results accrued at the end of the year. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at the sums received, net of transaction costs, plus financial results accrued at the internal rate of return estimated at that time.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

f) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued through year-end. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

As from the unification of the accounting standards (Note 3.1) the existing discrepancy between the CPCECABA and the CNV related to the discount of the deferred income tax assets disappears, valuing such asset at their nominal value.

g) Inventories

Warehouse materials were valued at their year-end replacement cost. The value thus obtained, net of the allowance for obsolescence, is less than the respective recoverable value estimated at the end of each year.

h) Non-current investments

The permanent investment in the controlled company MetroENERGÍA has been valuated according to the equity method based on the financial statements as of December 31, 2006 issued by the company.

The accounting standards used by MetroENERGÍA for preparing its financial statements are the same used by MetroGAS.

The value thus obtained is less than the respective recoverable value estimated at the end of the year.

i) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.3. has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.3., except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 3.3..

The Company capitalizes net costs generated by financing with third party capital of works construction that take place over extended periods, until their start up and the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized for the year ended December 31, 2006 and 2005 amounted to Ps. 3,139 thousand and Ps. 5,988 thousand, respectively.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.3..

Net value of fixed assets does not exceed its economic utilization value at the end of the year.

j) Income tax

The Company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by tax loss carry forward. Deferred tax liability is mainly generated by: i) temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment of financial results (interest and exchange differences) capitalized under those items and ii) discount of financial debt, valued at their nominal value accordingly tax purposes.

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these financial statements has been applied to the temporary differences identified and tax loss carry forwards.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Financial debt	Other	Valuation allowance	Total
	Thousands of Ps.
Balances as of December 31, 2005	287,820	8,586	10,698	22,408	(169,840)	159,672
Movements of the year	(136,780)	3,139	(10,698)	(1,643)	18,800	(127,182)
Balances as of December 31, 2006	151,040	11,725	-	20,765	(151,040)	32,490

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Deferred liabilities
	Fixed assets	Financial debt	Other	Total
	Thousands of Ps.
Balances as of December 31, 2005	(10,529)	-	(6,952)	(17,481)
Movements of the year	441	(29,355)	7,009	(21,905)
Balances as of December 31, 2006	(10,088)	(29,355)	57	(39,386)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 151,040 thousand at the end of the year and Ps. 287,820 thousand at the beginning of the year. That tax loss carry forward can be offset against profits for future years, Ps. 121,145 thousand expiring in 2007 and Ps. 29,895 thousand expiring in 2009.

The realization of deferred tax assets, including the mentioned tax loss carry forward, depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Based on management's estimates, MetroGAS recorded a valuation allowance on deferred income tax assets amounting to Ps. 151,040 thousand at the end of the year and Ps. 169,840 thousand at the beginning of the year.

Net deferred liabilities at the end of the year derived from the information included in the preceding tables amount to Ps. 6,896 thousand and net deferred assets at the beginning of the year amount to Ps. 142,191 thousand.

Below is the reconciliation between income tax expensed and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

	December 31,
	2006	2005
	Thousands of Ps.
Income tax expense calculated over pre-tax income	154,574	9,944
Permanent differences
Restatement into constant currency	15,266	18,035
Non deductible expenses and non- computable income	(1,953)	(1,607)
Valuation allowance on deferred income tax assets	(18,800)	(26,372)
Total income tax charged in results	149,087	-

Below is the reconciliation between income tax expensed and the income tax determined for fiscal purpose:
	December 31,
	2006	2005
	Thousands of Ps.
Income tax determined for fiscal purpose	136,780	11,655
Temporary differences	31,107	14,717
Valuation allowance on deferred income tax assets	(18,800)	(26,372)
Total income tax charged in results	149,087	-

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The Company, in accordance with the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liabilities been recognized in this item, this value would amount to Ps. 307 million and Ps. 322 million, at nominal values, at the close and beginning of the year, respectively. The difference of Ps. 15 million would have impacted in the result of the year. It is estimated that these liabilities will be reverted by approximately Ps. 12 million per year.

k) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company has recognized minimum notional income tax accrued during the year and paid in previous years as a credit, since it estimates that it could be claimed as payment on account of income tax in future years. That credit is shown under Other non-current receivables and could be computable as a down payment of income tax expiring between the years 2012 and 2016.

l) Severance pay

Severance payments made to employees are expensed as incurred.

m) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

n) Provision for contingencies

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the financial statements.

o) Shareholders' equity accounts

Movements in shareholders' equity accounts were restated following the guidelines detailed in Note 3.3..

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Adjustment to Common Stock" account making up the shareholders' equity.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

p) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each year. Volumes delivered were determined based on gas volumes purchased and other data.

q) Statements of income accounts

Statements of income accounts are shown at nominal value, except depreciations of fixed assets that are restated following the guidelines indicated in Note 3.3..

3.6. Basic and diluted income per share

Basic and diluted income per share is calculated based on weighted average shares at December 31, 2006 and 2005, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

3.7. Information by segment

The Company mainly operates in the providing of gas distribution services. The remaining activities do not qualify as segments that should be disclosed separately in accordance with the guidelines of Technical Pronouncement No. 18 of the FACPCE.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL

STATEMENTS (Contd.)

Details regarding the significant amounts included in the accompanying financial statements are as follows:

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL

STATEMENTS (Contd.)

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

(Contd.)

As of December 31, 2006 and 2005 investments include "BODEN" bearing interest at an annual rate of 1.06%, fixed term deposits bearing interest at an annual rate of 9.50% and common investment funds with an average annual yield of 6.73%. Pursuant to the terms of the License, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts at a rate equivalent to 150% of the 30-day interest rate in local currency, charged by Banco de la Nación Argentina, from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

The receivable corresponding to variation in turnover tax in the Province of Buenos Aires accrued interest at an annual 9.5% rate until December 31, 2005, in accordance with the ENARGAS and considering recovery term of such credit. Payables do not accrue interest, except for the Financial debts, which are set forth in Note 9 and Taxes payable corresponding to Occupancy of public space levy payment facilitation plan (Note 15.4.2). Certain payables accrue CER adjustment clause.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of December 31, 2006, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

MetroGAS holds 95% of the Common Stock of MetroENERGÍA and is therefore the controlling shareholder. The remaining shareholders are BG Argentina S.A. and YPF Inversora Energética S.A., holding 2.73% and 2.27% of MetroENERGÍA Common Stock respectively. MetroGAS renders certain services to MetroENERGÍA.

These financial statements include the following transactions with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A..

  Rendering of services and sales of gas and transportation to MetroENERGÍA.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of December 31, 2006 and 2005 from transactions with related companies are as follows:

NOTE 7 - RESTRICTED ASSETS

A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. The Company is obliged to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

The Company must not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from the ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a period of one year and used to finance new extensions of and improvements to the distribution network.

Upon expiration of the License, the Company will be obliged to transfer to the Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The value of the Company's property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the Producer Price Index ("PPI"), net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (Note 8.1.).

NOTE 8 - REGULATORY FRAMEWORK

The natural gas distribution system is regulated by the Gas Act, which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company's business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of Common Stock of MetroGAS.

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Tariffs for gas distribution services were established in the License and are regulated by the ENARGAS.

8.1. Distribution License

Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company's performance and make a recommendation to the Government. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it has complied with its obligations, to match the best bid offered to the Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the value of specified assets of MetroGAS or the proceeds paid by the successful bidder in a new competitive bidding process (Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner. Such obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details further obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out mandatory investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

  Serious and repeated failure by the Company to meet its obligations.

  Total or partial interruption of not interruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.

  Sale, assignment or transfer of the Company's essential assets or encumbrances thereon without ENARGAS' prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

  Bankruptcy, dissolution or liquidation of the Company.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

  Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS' prior authorization) or giving up the License, other than as permitted therein.

  Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS' prior authorization.

The License stipulates that the Company cannot assume the debts of Gas Argentino or grant loans to encumber assets, to secure debt of, or grant any other benefit to creditors of, Gas Argentino.

8.2. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS' tariffs as from January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the year 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten months beginning July 1, 2000.

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six months of 2000; and b) an increase in the tariffs to reflect the US PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through September 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

On August 4, 2000, Executive Order No. 669/00 was issued by the Government, confirming the terms of this agreement.

With reference to proceedings brought by the Ombudsman, on August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669/00, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the US PPI adjustment. MetroGAS, as well as most gas distribution and transportation companies, appealed this ruling and the corresponding ENARGAS resolution.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Additionally, ENARGAS and the Government also appealed the court order. On October 5, 2001 the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court of Justice of Argentina. It is not possible to predict when the Court will rule on this matter. The resolution of the main issue of the debate is still pending. Notice has been served upon the various licensees to participate in that matter.

As a result of the measures adopted, mentioned in Note 2, the National Government issued the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso to one dollar rate for tariffs and ordering renegotiation of utility contracts, passing US PPI on to tariffs, as rightfully claimed by the Company, becomes impracticable. Both a transfer to the tariffs of the US PPI as well as the possibility of recovery through the National Government, which endorsed the related credits, are contingent on future events that are beyond the Company's control.

In view of the above mentioned scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company's activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the US PPI adjustment. Consequently, MetroGAS has filed an administrative action, claiming the PPI adjustment for the years 2000 and 2001, which resolution as of the date of issuance of these financial statements is pending.

8.3. Tariff renegotiation

On February 12, 2002, the Government issued Executive Order No. 293/02, which entrusted the Economy Ministry ("EM") with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services.

The License renegotiation process started formally on March 21, 2002, the date on which the Renegotiation Committee distributed to the natural gas distribution and transportation companies the guidelines for such renegotiation approved by the EM. On April 9 and 16, 2002, MetroGAS filed with the Renegotiation Committee the information required by those guidelines and made a detailed reservation of the Company's and its investors' rights. On April 17, 2002, MetroGAS made its oral presentation before the Renegotiation Committee in accordance with the guidelines.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

This renegotiation process has been affected by a court order dated May 16, 2002 preventing the Renegotiation Committee from making any decision until it submits to the consumer representative a copy of the documentation filed by the licensee companies, and allows him to participate in the meetings in which technical matters are discussed. The EM has appealed this order. The Government also established that any and all claims for breach of the licenses that are being renegotiated are to be filed with the Renegotiation Committee. Any claim filed by a licensee outside the renegotiation process will result in automatic exclusion from the process. MetroGAS has challenged this Executive Order by appropriate proceedings. Resolution No. 308/02, published on August 16, 2002, provided that regulatory and enforcement authorities with jurisdiction over public utility licensees should continue exercising their authority and powers.

Finally, the Resolution provided that, should licensee companies file a claim with a court or submit a claim to arbitration in connection with the alleged breach of contract based on emergency rules while the renegotiation process is in progress, such companies shall be summoned by the EM to abandon the action under penalty of being excluded from the renegotiation process. MetroGAS has challenged the Executive Order by appropriate proceedings.

Executive Order No. 1,834 was published on September 17, 2002 and is valid through the last day of the emergency period declared by the Emergency Law. This Executive Order provides that the filing for reorganization proceedings or of a petition in bankruptcy by or against a public utility company involved in the renegotiation process shall not lead to termination of their licenses notwithstanding contrary provisions of such licenses.

The EM convened a public hearing to be held on September 26, 2002 to discuss emergency rate adjustments requested by the gas transportation and distribution companies. Furthermore, the National Gas Regulatory Authority ("ENARGAS") summoned all transportation and distribution licensee companies to a public hearing to be held on November 18, 2002 to discuss this demand. Both hearings were not held because they were temporarily enjoined at the request of the Ombudsman of the Autonomous City of Buenos Aires and certain consumer organizations.

Through Executive Orders No. 2,437/02 and No. 146/03 the Government provided for the temporary readjustment of gas and electricity rates. However, through injunctions brought by the Ombudsman of the Autonomous City of Buenos Aires, the National Ombudsman and consumer associations, the suspension of the effects of Executive Orders No. 2,437/02 and No. 146/03 was ordered.

In March 2003, MetroGAS requested the EM, in his capacity as President of the Renegotiation Committee, to continue and complete stage III established in Resolution EM No. 20/2002. The Minister of Economy responded to MetroGAS' note by confirming that the renegotiation process was still in progress.

The Government through Decree No. 311/03 created a Unit of Renegotiation and Public Services Analysis (the "Unit" or "UNIREN") within the EM and the Ministry of Federal Planning Public Investment and Service ("MPFIPS"). Its mission is to advice the Government in the renegotiation process of public utility contracts pursuant to the Emergency Law.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

The UNIREN is authorized to sign full or partial agreements for the renegotiation of contracts with licensees for subsequent approval by the Executive Branch, submit projects associated to possible temporary rate adjustments, make recommendations for the operation of services and develop a proposal for a general regulatory framework.

On October 1, 2003, the Government passed Law No. 25,790 that extends until December 31, 2004 the deadline for renegotiation of the public utility contracts under the Emergency Law. This deadline was extended until December 31, 2005, through Law No. 25,972, December 31, 2006, through Law No. 26,077 and December 31, 2007 through Law No. 26,204.

The UNIREN summoned licensee companies to a meeting, held on November 26, 2003, to establish a schedule of activities to analyze different issues related to the license renegotiation. On November 28, 2003 the UNIREN sent MetroGAS the Guidelines for Renegotiation including a schedule of activities.

On January 13, 2004, MetroGAS sent a note to the UNIREN proposing to include in the agenda issues that the Company considers relevant.

On January 13, 2005 the UNIREN sent a project of Letter of Understanding to all gas distributors where basic information was referred to non attached exhibits.

Since the Company received the mentioned Letter of Understanding (which did not have the necessary means to evaluate the project properly) have maintained a fluency communication whit UNIREN, complying with the submittance of all requested information, besides making additional presentations aimed at finishing Phase III of the process and at arranging the License Contract on mutual agreement without introducing structural changes, so as to preserve during the emergency the contract itself and the conditions originally agreed upon, with the intention of restoring them in the future.

After the Public Hearing held on April 22, 2005, in June 2005 UNIREN sent MetroGAS, through note No. 1,449/05, a new proposal regarding the license renegotiation. Even when this proposal includes improvements regarding the original guidelines of the previous Letter of Understanding, MetroGAS' response to UNIREN expressed that it is still an unilateral proposal and made known its disposition to negotiate a balanced agreement for both parties.

On November 24, 2005 the UNIREN sent to MetroGAS a project of Letter of Understanding where there were issues set forth by the Company that had not been included, as for that matter MetroGAS made an alternative proposal on December 29, 2005.

On April 21, 2006 UNIREN sent MetroGAS a new project of Letter of Understanding. The Company realized some technical comments and sent them to the UNIREN on June 9, 2006 for its consideration.

As of the date of issuance of these financial statements it is neither possible to predict the result of the renegotiation process nor to establish the final implications that the above-mentioned norms will have on the Company's operations and results.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

8.4. New Regulation

In mid-February 2004 the Executive Power issued two Executive Orders which provisions have influence on the Company's operating activities and its economic and financial performance. Executive Order No. 180/04 established an investment scheme for basic gas infrastructure works and created an Electronic Gas Market to coordinate transactions associated to gas purchase at the Spot market and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enabled the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly as distributors would no longer be able to supply them. Furthermore, the Order divided "residential" customers in three categories according to consumption.

Later on a set of resolutions and provisions was issued to regulate the abovementioned executive orders. The main provisions refer to: i) suspension of the exportation of surpluses of natural gas useful for internal supply, ii) development of a Rationalization Program for the Exportation of Natural Gas and Use of Transportation Capacity, iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which the Company has restructured all of its natural gas purchase contracts (Note 14), iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them, established by the Program for the Rational Use of Energy ("PURE"), suspended from September to April of each year, v) creation and constitution of a Trust System through a Trust Fund, vi) approval of a useful cut-off mechanism to ensure supply to non interruptible customers and vii) approval of the Implementation Agreement of the Electronic Gas Market ("EGM") between the Buenos Aires Stock Exchange and the Energy Secretariat throw which EGM started functioning.

In May 2005 the Energy Secretariat issued Resolution No. 752/05, modified by Resolution No.930/05, which ruling by this way the Article No. 4 of Decree No. 181/04, that establishes that since September 1, 2005 the gas distribution service providers will not be able to sign short, medium and long term natural gas purchase contracts at points of entry into the Transportation System to supply firm and interruptible Large Customers, General Service "G" customers and General Service "P" customers, whose average monthly consumption during last year of consumption was equal or higher than 150,000 m3/month. This Resolution also establishes that providers are not allowed to use natural gas volumes available from contracts currently in force to supply the mentioned customers.

On December 22, 2005 the Energy Secretariat passed Resolution No. 2,020/05 which rules Resolution No. 752/05. Such resolution established a schedule to purchase natural gas in a direct way for a category of customers called General Service "P" and for CNG. The new schedule stipulates that: a) users with consumptions (during the period April 2003- March 2004) equal or over 30,000m3/month and up to 150,000m3/month will have to purchase gas in a direct way as from January 1, 2006, b) users with consumptions (during the period April 2003- March 2004) equal or over 15,000m3/month and under 30,000m3/month will have to purchase gas in a direct way as from March 1, 2006, c) users with consumptions (during the period April 2003- March 2004) over 9,000m3/month and under 15,000m3/month do not have a specified date yet for the purchase of gas in a direct way and d) as regards CNG stations, they will have to purchase

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

gas in a direct way as from March 1, 2006 (extended until April 1, 2006 trough Resolution No. 275/06).

In this way, such Resolution broadens the spectrum of those customers to whom the distributors can not stop supplying, including non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions.

Besides, Resolution No. 2,020/05 established a set of restrictions for representing CNG stations in the purchase of natural gas, in order to limit possible vertical associations among people from the gas industry and created the mechanism of assignation of natural Gas for CNG through which the stations sellers of CNG receives natural gas through an offer and demand mechanism in the EGM.

Dated February 28, 2006, the Energy Secretariat issued Resolution No. 275/ 06, which modifies Resolution No. 2,020/05. These modifications are related to: (i) the extension, up to April 1, 2006, for CNG stations to purchase gas in a direct way, (ii) the limitation, up to April 30, 2006, of the effective date of CNG bargain and sale contracts to be signed as from April 1, 2006, (iii) the obligation, of the gas distributing service companies to represent CNG stations regarding their natural gas purchases, just for the first time that realize the procedure established for CNG purchase in the EGM.

On March 14, 2006 the National Government signed an agreement with natural gas producers and CNG stations to freeze prices for CNG until December 31, 2006. This agreement will be bimonthly reviewed and will be in effect as long as there are no increases on operative and /or salary costs. The mentioned agreement was later extended until December 31, 2007.

In March, June and September 2006, the procedures established for CNG purchase in the EGM were carried out. As a result, volumes of gas that CNG had to acquired directly from gas producers were established.

On September 22, 2006 Energy Secretariat issued Resolution No. 1,329/06, by which the following aspects of the industry were regulated: (i) specifies the different concepts that integrate the global volumes of natural gas that the producers commit themselves to inject into the transport system, (ii) fixes a regime of priorities for nominations and confirmation of nominations of natural gas to be fulfilled by producers and transportation companies, defining penalties for breaches, (iii) classifies the "initial minimum reserve" of CNG stations in operation in February of 2004 as uninterruptible (IV) incorporates a mechanism by which the natural gas distributors have to register desbalances of the consumptions of CNG stations below the nominations made by distributors to such effects. Such desbalances must be invoiced by the producers to the distributors at CNG value, or compensated between them, and (v) authorizes the natural gas distributors to use certain volumes of natural gas including in contracts of natural gas transaction celebrated by users directly with the producers, under certain conditions.

Moreover, during 2006, there were some changes regarding the so called "trust charge" that natural gas distribution companies charge their industrial users on behalf and order of Nación Fideicomisos S.A, established by Executive Order No. 180/04 to finance infrastructure works regarding natural gas transportation and distribution. Originally, according to such Executive Order, the said trust charge was not taxed. Without detriment to that, according to what is

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

established by Executive Order No. 1,216/06 from the issuing date of such Executive Order, the trust charge is levied with Value Added Tax ("VAT") at a 21% rate. Since there existed no detailed guidelines regarding operative issues concerning the billing and collection of VAT imposed on trust charge by natural gas distribution companies, MetroGAS, in conjunction with other distributors, proposed before the Nación Fideicomisos S.A., ENARGAS and ES a billing and collection plan which stands for the interests of all the parties involved and at the same time protects MetroGAS from any contingency deriving from the collection of the trust charge. As of the date of the issuance of these financial statements, none of the three mentioned authorities opposed MetroGAS' proposal; considering this to be a tacit acceptance, MetroGAS has already started to invoice VAT on the trust charge and to render it to Nación Fideicomisos S.A.

In January 5, 2007 Resolution No. 2008/06 was published in the Official Bulletin stipulating the creation of a new trust charge under Law No. 26,095, excepting some customers (Residential, small stores and industries and CNG) from its payment. On January 11, 2007 Resolution ENARGAS No. 3689/07 was published in the Official Bulletin fixing the values for the said trust charge. On February 9, 2007 MetroGAS received note from the ENARGAS No. 808/07 by which the administrative process for the invoicing, collection and deposit of this new trust charge is determined. However, as of the date of the issuance of these financial statements, Nación Fideicomisos S.A: has not provided the necessary information to MetroGAS to be able to invoice this charge to its customers.

8.5. MetroENERGÍA constitution

According to the new regulations, the Board of Directors of MetroGAS decided to create a stock company where MetroGAS holds 95 % of the Common Stock and whose purpose is to buy and sell natural gas and/or its transportation on its own, on behalf of or associated to third parties. This company was incorporated on April 20, 2005 and registered in the Public Registry of Commerce on May 16, 2005 under the name of MetroENERGÍA. The remaining shareholders are BG Argentina S.A. and Y.P.F Inversora Energética S.A., holding 2.73% and 2.27% of MetroENERGÍA Common Stock, respectively.

Dated July 13, 2005, through a note from ENARGAS, MetroENERGÍA obtained the provisional registration in the Marketers Registry. As of July 28, 2005, MetroENERGÍA obtained the definitive registration as a Marketer.

Since the mentioned registration, MetroENERGÍA has signed natural gas supply agreements with different producers to supply users that must purchase gas from third providers. Likewise, MetroENERGÍA has signed natural gas supply contracts with large customers, General Service "G" users, General Service "P" users and CNG following the different dates that such clients should purchase natural gas from providers different than the licensee distribution service companies. It should be mentioned that contracts with large customers, General service "G" and General service " P" expired on December 31, 2006.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

In addition, MetroENERGÍA signed contracts with some producers of natural gas to invoice in its own behalf and on behalf of third party natural gas sales that producers carry out to CNG stations with in the scope of the Mechanism of Natural Gas Allocation under Energy Secretariat Resolutions No. 752/05, 2020/05 and 275/06. These contracts expire on May 1, 2007.

In accordance with conversations held between the National Government and gas producers, agreements entered into were extended until April 30, 2007 under the same conditions in force in December 2006, including prices. In this context, MetroENERGIA extended natural gas supply to its customers (industries, electric power plants and stores) with whom it has entered into agreements until May 1, 2007, under the same conditions previously mentioned.

NOTE 9 - FINANCIAL DEBT

The following table sets forth the conditions of the Company's Financial Debt as of December 31, 2006 and 2005:
	December 31,
	2006			2005
	Thousands of Ps.	Interest Rate	Maturity	Thousands of Ps.	Interest Rate	Maturity
Negotiable Obligations
Series A	2,431	9.875%	04/01/2003	303,200	9.875%	04/01/2003
Series B	12,364	7.375%	09/27/2002	392,766	7.375%	09/27/2002
Series C	-	-	-	394,160	Libor + 3.25%	05/07/2004

Overdrafts with Argentine financial institutions	-	-	-	151,600	7.94%-11.26%	02/19/2002 06/14/2002

Overdrafts with foreign financial institutions	-	-	-	75,672	8%	03/25/2002
Interest payable	5,496	-		355,709	-
Current financial debt	20,291			1,673,107

Negotiable Obligations

Series 1	670,105	8% (1)	12/31/2014 (4)	-	-	-

Series 2 Class A	19,151	3% (2)	12/31/2014 (5)	-	-	-

Series 2 Class B	105,301	1.8% (3)	12/31/2014 (5)	-	-	-

Actual value discount	(83,871)	-		-	-
Non current financial debt	710,686			-

  Interest rates for this series are 8% for the years 2006-2010 and 9% subsequently.

  Interest rates for this series are 3% for the year 2006, 4 % for the years 2007-2008, 5% for the years 2009-2010, 7% for the years 2011-2012 and 8% subsequently.

  Interest rates for this series are 1.8% for the year 2006, 2.8% for the years 2007-2008, 3.8% for the years 2009-2010, 5.8% for the years 2011-2012 and 6.8% for the years 2013-2014.

  The amortization schedule for the principal amount of this series is the following: 5% on June 30 and December 31, 2010, 10% each subsequent June 30, and December 31 until December 31, 2012 and 12.5% each subsequent June 30 and December 31 until December 31, 2014.

  The amortization schedule for the principal amount of this series is the following: 16-2/3% on June 30 and December 31, 2012, 16 2/3% each subsequent June 30 and December 31 until December 31, 2014.

NOTE 9 - FINANCIAL DEBT (Contd.)

Details regarding the amount of the nominal interest and the effect of the capitalized interest for the year ended December 31, 2006 and 2005 are as follows:
	December 31,
	2006	2005
	Thousands of Ps.
- Nominal financial cost	82,748	110,055
- Capitalized interest (Exhibit H)	-	(1,536)
Total interest charged to results	82,748	108,519

1998 Global Program:

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV. On October 15, 2004, Extraordinary Shareholders Meeting approved the five years extension of the Global program since August 19, 2004, that was authorized by CNV on March 31, 2005.

Under the mentioned Global Program, the following Negotiable Obligations were placed and issued (i) Series A, on March 27, 2000, by the amount of US$ 100 million, maturing in 2003, bearing interest at the rate of 9.875% per annum, (ii). Series B, on September 27, 2000, by the amount of Euros 110 million maturing in 2002, bearing interest at the rate of 7.375% per annum and (iii) Series C, on May 7, 2001, by the amount of US$ 130 million, maturing in May 2004 and bearing interest at LIBOR plus a margin ranging from 2.625% to 3.25%.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE under Argentine law.

MetroGAS' proposal consisted in an invitation to subscribe the APE and basically offered three options to their financial creditors:

  Cash option by which the Company offered to buy up to US$ 160 million of capital of the existing debt, in cash at a price of US$ 750 per each US$ 1,000 of capital of such debt (or its equivalent in other currencies);

  Exchange Option from Series 1 in United States Dollars denomination and for the 100% of the amount of the debt capital to be exchanged for this option. This Series is due on December 31, 2014, pays the original principal amount of the debt in biannual installments as from June 2010, and has an 8% interest rate, as from the first to the sixth year, and 9% afterwards.

NOTE 9 - FINANCIAL DEBT (Contd.)

  Exchange Option from Series 2 denominated in United States Dollars, Euros and optional to certain financial creditors, in pesos, and will have a 105% amount of the amount of capital of the debt to be exchanged for this option. This Series is due on December 31, 2014, pays the original principal amount of the debt in biannual installments as from June 2012, and has interest rates ranging from 3% to 8% as from the eighth year.

On April 12, 2006 MetroGAS announced the acceptance of tenders of approximately 95% of the total outstanding financial debt pursuant to its restructuring offer. The Company also announced its intention to restructure such indebtedness pursuant to an out-of-court restructuring in order to complete the process faster and more effectively.

Furthermore, at that date, the Company's Board of Directors approved the issuance and solicitation of consents for the public offering of Series 1 Notes for an amount of up to US$ 250 million, Series 2 Class A Notes for up to US$ 10 million, and Series 2 Class B Notes for up to Euros 40 million, which will be given in exchange to current bondholders.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$ 105,608,445, for cash options received along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

The restructuring of the financial debt generated a gain of Ps. 388,748 thousand which, net of the income tax effect represented a net gain of Ps. 252,686 thousand, mainly generated by a reduction in the principal amount of the existing debt as some bondholders elected the cash option, as well as the reduction in accrued interests net from costs related to the transaction.

MetroGAS, and its subsidiaries, must comply with a series of restrictions under the Company's new debt obligations, which, among others, include the following:

  Mandatory redemption with excess cash: the company will apply an amount of excess cash (not allocated for Restricted Payments) (i) to redeem (ratably among the holders of the Series 1 Notes) any Outstanding Series 1 Notes through note prepayments and (ii) after all Outstanding Series 1 Notes have been paid in full, to redeem (ratably among the holders of the Series 2 Notes) any Outstanding Series 2 Notes through note prepayments, in each case to the extent the Company not used such amount of net available excess cash to make market purchase transactions.

  Limitations on indebtedness: the Company will not be able to incur in additional indebtedness, except in certain specific instances, and not to exceed US$ 20 million.

NOTE 9 - FINANCIAL DEBT (Contd.)

  Limitations on investments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, MetroGAS will make no Investments other than Permitted Investments. Futhermore, deductible capital expenditures, for the excess cash computation, will not excess US$ 15 million by each computation year.

  Limitations on restricted payments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, restricted payments (including dividends) will be subject to the company's indebtedness ratio.

  Limitations on the sale of assets: the Company will not make any asset sale unless the following conditions are met: a) the asset sale is at the fair market value, b) at least 75% of the value under consideration is in the form of cash or Cash Equivalents and, c) such asset sale does not materially and adversely affect the Company's ability to meet these obligations.

  Limitation on transactions with controlling company, controlled company or under common control.

Pursuant to what has been established within the first bullet above mentioned, the Company carried out the corresponding calculation for the period started on April 1 and ended on September 30, 2006 from which no exceeding funds were obtained. It is worth mentioning that the Company assigned available funds to carry out purchases of the principal amount of the Series 1 Notes within the market for US$ 17.4 million.

NOTE 10 - COMMON STOCK

As of December 31, 2006, the Company's Common Stock totaled Ps. 569,171 thousand, all of which is fully subscribed, paid-in and registered.
Class of Shares	Thousands of Ps.
Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917
Total	569,171

The Shareholders at the Extraordinary Shareholders' Meeting held on March 12, 1997 approved the most recent capital increase resulting in total Common Stock of Ps. 569,171 thousand. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino owns 70% of the Company's Common Stock, 20% of the Company's Common Stock was distributed in an initial public offering as specified below and 10% of the Company's Common Stock is hold by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (Note 13).

NOTE 10 - COMMON STOCK (Contd.)

In accordance with the Transfer Agreement, the Government sold through an initial public offering the 20% of the Company's Common Stock it held, represented by 102,506,059 Class "B" Shares. At the date of these financial statements this Common Stock is property of private investors.

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company's outstanding shares at such date. The Class "B" Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class "B" Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively.

The Company is required to keep in effect the authorization to offer the Company's Common Stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of fifteen years as of the respective dates on which such authorizations were granted.

After the first five years following the transfer date, any decrease, redemption or distribution of the Company's shareholders' equity will require prior authorization by ENARGAS.

NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution No. 434/03 of the CNV, 5% of the Company's net income for the year plus (less) prior year adjustments must be transferred to the Company's Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to Common Stock.

Dividend distribution in cash will depend on the Company's indebtedness ratio until the Company has redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The Pliego stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS' equity.

In addition, the Company's by-laws provide that ENARGAS' approval must be obtained prior to the transfer of the Class "A" shares (representing 51% of Common Stock). The Pliego states that such prior approval will be granted three years after the Takeover Date provided that:

  The sale covers 51% of MetroGAS' Common Stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS' equity by another company,

  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service, and

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (Contd.)

  The existing technical operator, or a new technical operator approved by ENARGAS, retains at least 15% of the new owner's shares and the technical assistance contract remains in force.

Shareholders of Gas Argentino are subject to the same restrictions as those set forth in the preceding paragraph.

Dated December 7, 2005, Gas Argentino entered into an agreement to restructure its financial debt with all of its creditors, funds administered by Ashmore ("Fondos Ashmore") and by Marathon ("Fondos Marathon"), by means of which Gas Argentino will cancel all of its liabilities related to such debt in exchange for issuing and/or transferring, by the current shareholders of Gas Argentino, Common Stock of the said company representing 30% of its Common Stock post-issuing to Fondos Ashmore and transferring 3.65% and 15.35% of MetroGAS' Common Stock, owned by Gas Argentino, to Fondos Ashmore and Fondos Marathon, respectively.

Such agreement is, among other conditions, subject to the approval by the ENARGAS and by the National Antitrust Committee (Comisión Nacional para la Defensa de la Competencia).

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Government, which provided for the creation of the Company, establishes that 10% of the Common Stock represented by Class "C" shares is to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class "C" Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class "C" shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company's by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. The accrued amounts will be deductible as expense in the income statements of each year, since unappropriated retained earnings exist.

Participants in the PPP purchased their shares from the Government for Ps. 1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class "C" shares until they are fully paid.

Once the Class "C" shares are fully paid, they may be converted at the request of the holders thereof into freely transferable Class "B" shares. The decision to convert Class "C" Shares to Class "B" Shares must be taken by the Class "C" shareholders, acting as a single class. While the PPP is in effect, neither the by-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

NOTE 14 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, MetroGAS entered into long-term contracts for the purchase of gas and gas transportation services. In order to obtain access to technical expertise required providing its licensed service, MetroGAS entered into the long-term Technical Assistance Agreement referred to below.

14.1. Gas supply

In order to meet gas supply requirements, the Company operates with the following suppliers: Repsol YPF, Total Austral, Wintershall Energía, Pan American Energy and other producers in Tierra del Fuego, Neuquén and Santa Cruz.

As a result of the new regulations issued (Note 8), the Company has renegotiated all of the gas purchase contracts in order to adapt contract conditions to current regulations, including Resolution No. 2020/05 and 752/05 and complementary, and the schedule of prices established by Resolution No. 208/04.

Based on these renegotiations, the gas supply contracted as of December 31, 2006 is the following:

Daily average volumes for the years
	2006	2007	2008	2009	2010

MMCM/d (1)	9.1	2.4	0.9	0.5	0.4
MMCF/d (2)	319.4	84.2	32.1	16.2	13.0

According to the above-mentioned long-term contracts, the minimum volumes and amounts of natural gas purchases that MetroGAS is obligated to pay for regardless of whether or not they are taken ("take-or-pay amounts") are also set forth in the table below:

Daily average volumes for the years
	2006	2007	2008	2009	2010

MMCM/d (1)	7.1	1.7	0.8	0.4	0.3
MMCF/d (2)	248.7	61.5	29.6	14.6	11.7
Amounts committed/year (3)	140.3	28.9	13.0	6.4	5.1

(1) Million cubic meters per day

(2) Million cubic feet per day

(3) Million pesos. For estimating committed amounts we considered the wellhead gas prices resulting from the renegotiation of current contracts under Executive Order No. 181/04 and Resolution No. 208/04. As from July 2005 we have considered prices effective as that date until the end of the current contracts until December 31, 2006. Volumes as from July 1, 2007 depend on prices renegotiation. In order to estimate the sales gas prices differentiation between Residential and Industrial it was considered the displacing in all of its phases. As of the date of issuance of these financial statements MetroGAS is renegotiating the commercial conditions for 2007 with natural gas producers. In accordance with conversations held between the national government and gas producers, the agreements were extended up to April 30, 2007 under the same conditions in force at present; keeping during that period the prices in force in December 2006.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS network). The Company considers it unlikely that its take or pay commitments for gas supplies will lead to significant liabilities for gas not taken as of December 31, 2006.

14.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2006 and 2016, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 24.6 MMCM per day, considering contracts in force as of December 31, 2006.

The Company is obligated to pay approximately Ps. 383.6 million for the period between 2007 and 2008; Ps. 378.0 million for the period between 2009 and 2010 and Ps. 672.7 million for the period between 2011 and 2021, for firm transportation capacity under such contracts.

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions applicable to utility services contracts, which include natural gas transportation. As of the date of issuance of these financial statements it is not possible to assess the impact of these modifications.

14.3 Transportation and distribution commitments

The contracts entered into with power plants include clauses to cede transportation during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service for a determinate volume to supply its non-interruptible demand.

In case MetroGAS is obligated to restrict the transportation and distribution service for a higher volume than the established in each contract, mainly due to a higher firm demand, those contracts establish penalties to pay to power plants due to these restrictions.

During year 2004, the Company has renegotiated sales contracts with Central Dock Sud and Central Térmica Costanera. Particularly for Central Dock Sud, contract modifications stipulate that the fine to be paid until the year 2006 cannot surpass 100% of the invoicing amount. MetroGAS will annually pay, as maximum, up to 30% of the invoicing amount and the remaining will be compensated in additional service days split in three equal parts during the following years. If this is not possible the established fine will be paid.

14.4. Technical assistance agreement

Under this agreement, BG International Limited, a member of BG holding, provides technical assistance to the Company in exchange for the payment of an annual technical assistance fee equal to the greater of US$ 3,000 thousand or 7% of the amount obtained after subtracting US$ 3,000 thousand from the income before income tax and before financing results. The original contract was in force for a term of eight years from the Takeover Date. The parties, agreed to

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

renew the contract for an additional eight-year term beginning December 28, 2000. The terms and conditions of the original agreement were not changed.

The Emergency Law (Note 2) establishes the conversion into pesos of all liabilities emerging from private contracts in effect at the time the Emergency Law became effective which were denominated in foreign currency or contained a foreign currency adjustment clause at the exchange rate Ps. 1 = US$ 1 (or at equivalent rates for other currencies). The CER is to be applicable to such contracts. The Technical Assistance Agreement has been modified accordingly.

The modifications mentioned above, include a provisional clause, requiring the Company to pay an annual fee equal to the greater of Ps. 360 thousand, adjusted by CER or, 7% of Company Net Profits ("fee on profits") provided financial debt restructuring has been achieve. The agreement establishes that from the fiscal year in which the fee on profits may be higher than Ps. 3,000 thousand adjusted by CER and provided financial debt restructuring has been achieved, the abovementioned clause will have no further effect and the Company shall pay, besides the fee, an additional amount equivalent to the ordinary management fee of Ps. 3,000 thousand annually less payments made in accordance with the provisional clause, adjusted by CER from March 1, 2002. This amount will be paid in 36 monthly consecutive settlements. The accrued expenses resulting from this contract are disclosed in the Technical operator's fees line in Exhibit H. Transactions and balances with BG International Limited derived from this contract are described in Note 6.

During the present year the fee on profits has been accrued since it is over Ps. 3,000 thousand adjusted by CER and since the financial debt restructuring has been achieved.

NOTE 15 - FISCAL AND LEGAL MATTERS

15.1. Turnover Tax - Transfer to tariff

On November 17, 1997, the ENARGAS issued Resolution No. 544/97 authorizing the passing through to tariff of the variation in the taxable base for the Turnover Tax within the jurisdiction of the Province of Buenos Aires from January 1993 to December 31, 1997, for an amount of Ps. 16,824 thousand. In addition the resolution established a term for the recovery of the abovementioned amounts of 96 months.

Due to the recovery period established by ENARGAS for the amount accumulated at December 31, 1997, the Regulator in Note No. 108 dated January 12, 1998 laid down that such amounts accrue interest at an annualized percentage rate of 9.5% until December 31, 2005.

On March 20, 1998, the Company requested ENARGAS to transfer to tariff the cost variations derived from the increase in turnover tax in the jurisdiction of the Autonomous City of Buenos Aires. On July 14, 2000 ENARGAS issued Resolution No. 1,787 rejecting MetroGAS' claim. On August 23, 2000 the Company filed an administrative recourse, which was rejected by the ENARGAS on November 15, 2000, leading the Company to file the administrative recourse provided by article 100 of the Proceedings Law. At the date of issuance of these financial statements, the claim made by MetroGAS is pending resolution by ENARGAS.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On October 11, 2002 MetroGAS requested ENARGAS a rate adjustment pursuant to the article 46, Law 24,076.

By means of several notes addressed to the ENARGAS, MetroGAS set forth the problem resulting from carrying out the recovery over existing customers up to the end of year 1997, due to customers removed from the service or customers with interrupted service in effect. Guidelines were requested to the ENARGAS in order to reallocate among active customers all amounts not recovered or any other alternative that the ENARGAS should consider appropriate. The ENARGAS never issued an answer and since the 96-month term stipulated to recover this tax is already due and since in March 2006 this concept has no longer been invoiced to active customers, as of December 31, 2006, an allowance was registered for the remaining not recovered amount of $ 1,481.

15.2. Stamp Tax

On April 4, 2001, the tax authorities of the Province of Neuquén notified MetroGAS of the final determination with respect to contracts transferred by GdE to the Company and entered into before the privatization of GdE, of which MetroGAS is liable for an amount of up to Ps. 48.1 million (including fines and interest).

Additionally, the tax authorities of the Province of Neuquén asserted that MetroGAS is liable for stamp tax of Ps. 23.8 million (including fines and interest) with respect to transportation contracts entered into after the privatization of GdE.

On January 26, 2000, the tax authorities of the Province of Neuquén informed MetroGAS that it was liable for stamp taxes of Ps. 14.5 million with respect to tacit acceptance contracts between several gas companies and MetroGAS that were executed after the privatization of GdE.

MetroGAS filed a declaratory action against the Province of Neuquén with the Supreme Court of Justice of Argentina ("CSJN") to determine the validity of the claims made by the Province of Neuquén and to request the Court, on the basis of similar cases, to order an injunction. The CSJN upheld the request and instructed Province of Neuquén not to continue actions for collecting the stamp tax.

Furthermore, on April 6, 2001 TGS informed MetroGAS the final determination made by the Province of Río Negro, regarding the contracts transferred by GdE and entered into by MetroGAS before and after the privatization of GdE. MetroGAS is responsible for an amount of Ps. 148.2 million (including fines and interests). Accordingly, TGS filed a declaratory action against the Province of Río Negro with the CSJN and obtained an injunction. Consequently, the Province of Río Negro has suspended all the collection proceedings until the final ruling is issued.

The EM has acknowledged, in a letter dated October 7, 1998, the Argentine Government's responsibility for stamp taxes accruing prior to December 28, 1992, the date of the privatization of GdE.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

ENARGAS has notified the EM and MetroGAS that the stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the stamp tax is upheld by CSJN, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and legal actions to contest the claims of the Province of Neuquén with respect to stamp taxes.

On September 18, 2003 the tax authorities of the Province of Neuquén notified MetroGAS of the commencement of a new administrative proceeding related to the offer of gas purchase contracts with Repsol, Pecom Chauvco, Santa Fe, Wintershall, Total and Pan American, claiming 50% of the stamp tax related to the offers on which the producers have paid 50% of the stamp tax under the terms of provincial Decree No. 786/98. Furthermore, Province of Neuquén claims for offers with tacit acceptance related to the resale of transportation capacity from MetroGAS to Pecom.

MetroGAS has initiated an administrative proceeding to analyze the issue, since this is an assessment.

MetroGAS has filed defense with the Province of Neuquén and on November 19, 2003 it brought an injunction within the framework of the declaratory judgment action initiated in November 1999 in relation to gas contracts. On March 31, 2004 the CSJN sustained the injunction brought by MetroGAS and instructed the Province of Neuquén to cease to initiate proceedings aimed at collecting stamp tax on those contracts.

In the proceedings "Transportadora de Gas del Sur S.A. against the Province of Santa Cruz about request for declaratory judgement", on April 15, 2004, CSJN decided to sustain the request made by TGS and consequently, declared that offers with implicit acceptance, which are the subject matter of this litigation, cannot be taxed. The ruling established that legal expenses were to be borne by the Province.

On December 27, 2005 notice was served of the Supreme Court's ruling, in the case heard "MetroGAS against Province of Neuquén about request for declaratory judgment", declaring MetroGAS' claim no longer valid due to the time elapsed since it was filed.

The Company believes that this tax is not legitimate based on the instrumental nature of the stamp tax, which applies only to written documents (i) that contain an offer and an express acceptance by the other party in the same document, or (ii) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the terms of the agreement.

MetroGAS operates with different gas and transportation companies through the exchange of letters with tacit acceptance and considers these to not be taxable and for that reason there is no debt recorded for this tax.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

15.3. Income Tax - Bad debt deduction

On November 5, 2002, the Federal Tax Authority ("AFIP") informed MetroGAS of the ex-officio ruling that disallowed bad debt deductions on the company's income tax returns for fiscal years 1996 and 1997 and established a tax adjustment for those years of Ps. 854 thousand and Ps. 1,585 thousand, respectively.

On November 26, 2002 MetroGAS registered with the corresponding registry, the Ps. 6.9 million attachments levied by AFIP on some of the company's real property in the Autonomous City of Buenos Aires. The notice was served on MetroGAS on September 11, 2003. As of December 31, 2006, the residual accounting value of the attached fixed assets amounted to Ps. 38.2 million. On June 16, 2006 the Company requested the releasing of the attachment levied on the company's real property. As of the date of the issuance of these financial statements this file is pending of resolution.

The AFIP rejected the bad debt deduction, which was determined by the Company based on the following indicators:

- Disappearance of the debtor as evidenced by the change of the name in which the relevant account was maintained.

- Removal of the meter from the location of customers, which owed MetroGAS less than Ps. 1,000.

AFIP's main argument to challenge the deduction is based on the fact that MetroGAS should have started legal actions to collect those debts.

On November 26, 2002, MetroGAS appealed the AFIP's determination to the Tax Court.

On December 3, 2002, Executive Order No. 2,442/02 was published, replacing Article No.136 of the income tax regulations applicable to years ended after the publication date (year 2002). One of its main objectives was to rule on the requirements that not very significant defaulted payments should meet to enable their deduction as bad debts. The following requirements are established: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor's service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP. On March 7, 2003 General Resolution No. 1,457 of AFIP was published, establishing the amount in Ps. 1,500. And on June 18, 2004 General Resolution No. 1693, which increased the deduction amount to Ps. 5,000, was published.

Dated February 16, 2007 Division C of the Prosecuting Court notified MetroGAS its sentence from December 7, 2006 through which this Court accepted as an indicator of the impossibility to collect the removal of gas meters from delayed customers and rejected the one connected to the disappearance of the debtor. In both cases, and considering the nature of this matter and the amounts at issue, and in face of an excusable mistake, the Prosecuting Court annulled the fine applied to MetroGAS.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

The Prosecuting Court ordered D.G.I., in the term of 30 days, the reassessment of income taxes and compensatory interests. Realized that reassessment by the fiscal authority the company will have the possibility of revision it. Once the reassessment becomes definitive, the terms for both parties to appeal before the Court of Appeals will start counting.

In accordance to what has been mentioned above, the Company understands that have enough elements to obtain favorable results after the mentioned appeal and for this reason, MetroGAS has not recorded an allowance for contingencies according to this matter.

15.4. Study, revision and inspection of works in public spaces levy, and occupancy of public space levy

15.4.1 Study, revision and inspection of works in public spaces levy

In 1997, MetroGAS and several other public service companies entered into an agreement for the coordination of work in public spaces ("Streets Work Agreement" or "SWA") with the government of the Autonomous City of Buenos Aires ("GCABA"). Pursuant to such agreement, the Company agreed to pay the GCABA Ps. 0.5 million per year, to compensate for street work inspection costs.

From 2000 onwards, the GCABA included in its budget a study, revision and inspection of works in public spaces levy applicable (among others) to gas pipelines. Although the SWA was explicitly mentioned as a precedent, the tax amounts were unilaterally increased by the GCABA.

On January 26, 2001, ENARGAS informed MetroGAS that, in the case of the study, revision and inspection of works in public spaces levy, the Company would have to demonstrate the impact of the changes on consumer prices, whereas, in the case of the occupancy of public space levy, MetroGAS would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCABA that all changes in taxation would be dealt as a pass-through cost and would have to be absorbed by the consumers of the jurisdiction in which these changes were introduced.

As from 2001 MetroGAS has received, from the GCABA, notifications demanding the payment of the study, revision and inspection of works in public spaces levy.

MetroGAS presented the pertaining administrative appeal against each of the claims made by the GCABA, which were duly rejected, thus having no other administrative appeal to proceed by, legal actions were filed in order to collect the claimed amounts.

On October 19, 2005, MetroGAS was notified of a tax execution filed by the GCABA. On October 27, 2005 MetroGAS filed a defense opposing incorrect data in the instrument submitted and requested claim denial. Meanwhile, on November 24, 2005 ENARGAS was informed of such circumstance re-asking to pass through the levy in question to tariffs.

On March 15, 2006 notice was served of the Court's Resolution that dismisses MetroGAS' defense and orders the execution be carried out. This resolution was appealed and as of the date of issuance of these financial statements the file is pending of resolution.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

The regulatory framework of the gas industry, specifically Art. 41 of the Law No. 24,076 and Art. 9.6.2 of Decree No. 2,255/92, define that the variations of costs originated in changes in the taxes must be reflected in the tariffs. This concept is reinforced by the Supreme Court of Justice of the Nation in cases in which the validity of the Occupancy of public space levy was contested, as it is exposed in point 15.4.2.

MetroGAS considers that an acquired right exists that recognizes the transfer to tariffs of the amounts that eventually must pay for the Study, revision and inspection of works in public spaces levy and for that reason this concept has been recorded as Other non-current credits amounting to Ps. 28,044 thousand and simultaneously has been registered a provision for that amount plus an estimation of fees and costs amounting to Ps. 3,000 thousand.

15.4.2 Occupancy of public space levy

  In 1998, the GCABA created an occupancy of public space levy, applicable (among others) to gas pipelines, which was included in the city's annual budgets. That levy has been objected by several public service companies.

As from 2003 the GCABA has demanded MetroGAS the payment of the occupancy of public space levy. MetroGAS duly presented hierarchical appeals before the administrative office against such demands.

On September 22, 2004 the GCABA notified MetroGAS of the rejection of those administrative appeals duly presented, therefore ending the administrative proceedings and making it possible to file legal actions to collect the requested amounts.

On February 28, 2005 it was filed before the lower court of the Government of the Autonomous City of Buenos Aires, an action under administrative law with precautionary measures against the decision taken by the GCABA on September 22, 2004.

On February 2, 2005, a note with copy to ENARGAS and UNIREN was sent to the Energy Secretariat requesting immediate treatment of the transferring of the tax to the tariff.

In April 2005, the General Department of Legal Affairs of the Ministry of Economy, pronounced itself in favor of the reallocation of tariffs, sending the file to the ENARGAS so as to have a final resolution on this matter.

On July 6, 2005, MetroGAS has been notified of the bill of payment for the fiscal years 1998 to 2002. Dated November 22, 2005 a sentence was pronounced instructing to carry out the proceedings until the full payment of the indebtedness, including interests and fees. As a consequence of which, on December 28, 2005 MetroGAS presented a note before the Dirección General de Rentas ("Revenue Department"), requesting to be able to resort to the Payment Facilitation Plan in 60 monthly installments ruled by Resolution No. 2,722 for the mentioned fiscal years. On the same date, another note was presented in such Department requesting to be able to resort to another Payment Facilitation Plan for the fiscal years 2003 and 2004.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On January 16, 2006 another note was presented requesting to be able to resort to another Payment Facilitation Plan for the first three quotas of the year 2005. The Company continues paying, in due time and proper form, the quarter quotes and each of the quotes of the facilitation plans.

On March 6, 2006 MetroGAS presented a note before the ENARGAS reporting its adherence to the said payment facilitation plans and requesting once again the reallocation on tariffs, this note was reaffirmed by note presented before the ENARGAS dated March 29, 2006. Dated April 28, 2006 the ENARGAS was requested a quick sentence. Dated July 11, 2006 the request for the reallocation on tariffs was repeated, sending the payment slips from the payment facilitation plan's second and third paid installments.

On November 28, 2006 the ENARGAS requested the submittance of all information and documentation in order to evaluate the impact, resulting from the transfer to tariffs, on customers within the Autonomous City of Buenos Aires. Dated December 1, 2006 MetroGAS presented a note before the ENARGAS with the information and documentation background attached to the file during the whole six years that those administrative proceeding took, including the one requested in the Note. On January 30, 2007 MetroGAS presented a note before the ENARGAS requesting to report if, before taking a decision and in spite of considering that the information and documentation submitted by the company at the first presentation met the stipulations imposed by the legal regulation in order to meet the requirements that would accept the right mentioned under the terms of Sect. No 41 of the Law No 24,076 and Sect. No 9.6.2 of the Distribution License Basic Rules, it was necessary for that Regulatory Authority to count on information and/or proof of documents in addition to the ones already submitted by MetroGAS.

  Through Resolution No 113/05, dated February 7, 2005, the Municipality of Esteban Echeverría claimed for $ 6,575 thousand (incidental expenses included) concerning the right to occupancy of public spaces corresponding to the period from 2000 to 2004. Dated February 18, 2005 MetroGAS rejected the imposition of such rate on the grounds of what is stipulated by federal standards which are hierarchically superior to the ones included in Municipal ordinances.

On March 28, 2005 the Mayor notified MetroGAS that the arguments set forth by the company were rejected;( Executive Order No 465/2005) Against such Executive Order, MetroGAS filed an Appeal for Reconsideration, which was rejected on August 17, 2005, thus ending the administrative proceedings and making it possible to file legal actions to collect the requested amounts.

On March 10, 2006 MetroGAS and the Municipality signed a letter of intention in order to reach an agreement regarding the indebted amounts. On March 30, 2006 the first quarter installment from 2006 was paid and as from that date all the period's installments were regularly paid.

In May 2006 the transfer to tariffs was requested to the ENARGAS and in July of the same year a quick response was demanded.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On June 30, 2006 a formal letter was received where the Municipality notified MetroGAS of its debt up to December 31, 2005, and offered two payment plan alternatives. Dated July 10, 2006 a copy of such letter was sent to the ENARGAS so that they could inform the course of action to be taken regarding the payment plans offered and once again the transfer to tariffs was requested.

On July 14, 2006 the Municipality of Esteban Echeverría was notified of the note sent to the ENARGAS and was reminded that by virtue of the letter signed, they were obliged not to promote or start any legal action regarding the collection of rates for occupancy of public space.

On December 19, 2006 knowing that the Municipality was about to start legal actions to collect the indebted amount and in order to avoid any setback in the rendering of its service, MetroGAS sent a formal letter to the Municipality expressing its agreement towards one of the payment facilitation plans previously offered to the company. Such plan consists in paying the historical amount ($ 5,124 thousand) from 2000 to 2005 in four (4) installments, the first of which was paid on the same date. Dated December 27, 2006 a letter of understanding was signed with the Municipality, formalizing MetroGAS' adherence to the payment plan.

  MetroGAS has recorded these concepts under the heading Other non current receivables for $40,380 thousand and $ 5,663 thousand for the above mentioned rate corresponding to the Autonomous City of Buenos Aires and the Municipality of Esteban Echeverría, respectively as MetroGAS considers it has an acquired right to be recognized the reallocation on tariffs of paid amounts regarding the rate of Occupation of Public Spaces every time it is so stipulated by the gas industry regulatory framework. Law No 24,076 (Sect 41) and Executive Order No 2,255/92 (Sect 9.6.2) establish that variations of costs resulting from tax changes shall impact on tariffs.

This criterion is also backed up by rulings of the Nation's Supreme Court of Justice that in the cases Gas Natural Ban c/ Municipalidad de Campana y Litoral Gas c/ Municipalidad de Villa Constitución s/ acción meramente declarativa, pronounced that Sect 9.6.2 of Executive Order No 2,255/92 established that costs variations resulting from changes in tax standards, shall be reallocated to tariffs according to what is stipulated in Sect 41 of Law No 24,076.

Pursuant to what has been expressed and according to what is stipulated by the legislation in force and the resolution issued by the Department of Legal Affairs of the Ministry of Economy, MetroGAS considers that it is possible to recover the said credit.

15.5. Turnover tax (Province of Buenos Aires) - Rate increase

During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose turnover taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Notwithstanding the above, the Province imposed turnover taxes on sales of natural gas at a higher rate and instructed us to include turnover taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

MetroGAS declined to follow those instructions, citing the agreement between the Province and the Argentine government described above.

In July 2003 the Province, by means of a pre-view, requested the payment of amounts that would have been received from customers, if the mentioned rate increase had been applied in the invoices (actually amount approximately Ps. 10 million, including interests and fines), this claim was duly rejected by MetroGAS. Dated October 12, 2005 the Revenue Department of the Province of Buenos Aires notified us Resolution No. 465/05 of the Assessment Procedure by the virtue of its office, which was closed on December 22, 2005, through Resolution No. 907/05, compelling us to pay the debt. Such Resolution was appealed on January 16, 2006, before the Fiscal Court of the Province of Buenos Aires.

On September 27, 2006 the "Comisión Federal de Impuestos" (Federal Tax Commission) ratified the criterion followed by the Company.

In the event that MetroGAS is finally compelled to pay for such amounts, it will request a reallocation of such tax to the tariffs paid by customers in compliance with the terms of the License.

15.6. Rates and charges

Through resolution No. 2778/03, the ENARGAS stated that MetroGAS had collected excessive rates and charges from its customers amounting to Ps. 3.8 million and stipulated a fine for Ps. 0.5 million. The Company duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. As of December 31, 2006 the total amount demanded by the ENARGAS amounted to Ps. 18,098 thousand, including interests and fines, which has been recorded as a provision.

15.7. Executives proceedings

At the time of these financial statements, the Company maintains certain executive proceedings started by holders of Negotiable Obligations, which are pending resolution.

Certain bondholders have filed attachments on MetroGAS' current accounts and collections, amounting to Ps. 21,613 thousand as of December 31, 2006.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

15.8. Others

At the date of issuance of these financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. In management's opinion, the final resolution of these disagreements will not have material impact on the Company's financial statements as of December 31, 2006.

Jorge E. Verruno
Chairman of the Board of Directors

METROGAS S.A.

EXHIBIT A

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION (1)					NET BOOK VALUE 12-31-06
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF YEAR	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	FOR THE YEAR: ANNUAL RATE	FOR THE YEAR: AMOUNT (2)	ACCUMULATED AT END OF YEAR	
	Thousands of Ps.										
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	75,564	-	-	-	75,564	18,390	-	2%	1,606	19,996	55,568
High pressure mains	263,466	-	5,392	(11)	268,847	134,702	1,814	2.22% to 10%	9,969	146,485	122,362
Medium and low pressure mains	1,479,371	-	26,699	(3,548)	1,502,522	379,755	(2,957)	1.19% to 10%	34,384	411,182	1,091,340
Pressure regulating stations	57,695	-	79	-	57,774	28,801	-	4% to 12.5%	1,893	30,694	27,080
Consumption measurement installations	326,342	-	1,974	(502)	327,814	92,046	(183)	2.85% to 5%	11,821	103,684	224,130
Other technical installations	46,930	-	-	-	46,930	29,909	-	6.67%	2,913	32,822	14,108
Machinery, equipment and tools	26,140	-	194	-	26,334	23,545	-	6.67% to 20%	764	24,309	2,025
Computer and telecommunications equipment	150,556	-	3,146	(1,021)	152,681	135,557	(1,009)	5% to 50%	7,327	141,875	10,806
Vehicles	10,035	-	507	(860)	9,682	9,445	(860)	10% to 20%	196	8,781	901
Furniture and fixtures	5,453	-	3	-	5,456	5,399	-	10% to 20%	11	5,410	46
Materials	4,345	12,095	(10,083)	(227)	6,130	-	-	-	-	-	6,130
Gas in pipelines	214	-	-	-	214	-	-	-	-	-	214
Work in progress	56,809	36,287	(28,282)	-	64,814	-	-	-	-	-	64,814
Advances to fixed assets suppliers	176	533	(709)	-	-	-	-	-	-	-	-
Subtotal	2,520,597	48,915	(1,080)	(6,169)	2,562,263	857,549	(3,195)	-	70,884	925,238	1,637,025
Distribution network extensions constructed by third parties	54,040	-	1,700	(4)	55,736	8,570	(1)	1.82% to 2.38%	1,072	9,641	46,095
Offsetting item for distribution network extensions	(2,807)	-	(620)	-	(3,427)	(137)	-	2% to 2.38%	(71)	(208)	(3,219)
Allowance for obsolescence of materials (Exhibit E)	(1,744)	-	-	-	(1,744)	-	-	-	-	-	(1,744)
Allowance for fixed assets (Exhibit E)	-	(3,807)	-	50	(3,757)	-	-	-	-	-	(3,757)
Total as of December 31, 2006	2,570,086	45,108	-	(6,123)	2,609,071	865,982	(3,196)	-	71,885	934,671	1,674,400
Total as of December 31, 2005	2,582,083	45,794	-	(57,791)	2,570,086	822,044	(46,562)	-	90,500	865,982	1,704,104

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

METROGAS S.A.

EXHIBIT C

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005

NON-CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT D

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005

CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT E

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005

ALLOWANCES

MAIN ACCOUNT	December 31, 2006					December 31, 2005
	BALANCE AT BEGINNING OF YEAR	INCREASE		DECREASE	BALANCE AT END OF YEAR	BALANCE AT END OF YEAR
	Thousands of Ps.					
Deducted from assets						
For doubtful accounts	32,739	2,165	(1)	(10,401)	24,503	32,739
For tax on banking transaction to be recovered	-	1,435	(7)	-	1,435	-
For variation of Turnover tax province of Buenos Aires (Note 15.1)	-	1,481	(8)	-	1,481	-
For obsolescence of materials						
Inventories	981	10	(3)	(88)	903	981
Fixed assets	1,744	-		-	1,744	1,744
Valuation allowance for fixed assets	-	3,807	(9)	(50)	3,757	-
Valuation allowance on deferred income tax assets	169,840	(18,800)	(2)	-	151,040	169,840
Total	205,304	(9,902)		(10,539)	184,863	205,304
Included in the liabilities						
For contingencies						
Executive proceedings	3,315	4,999	(4)	-	8,314	3,315
Study, revision and inspection of works in public space levy GCABA (Note 15.4.1)	-	28,044	(5)	-	28,044	-
Profesional fees and costs - Study, revision and inspection of works in public space levy GCABA (Note 15.4.1)	150	2,850	(6)	-	3,000	150
Rates and charges (15.6)	17,550	548	(6)	-	18,098	17,550
Others	13,723	(447)	(6)	(10)	13,266	13,723
Total contingencies	34,738	35,994		(10)	70,722	34,738

Notes:

(1) The charge in results is disclosed in Exhibit H.
(2) Charged in results in the line Income tax (Note 3.5.j)).
(3) Charged in results in the line Sundry materials of Exhibit H.
(4) Charged in results in the line Contingencies reserve of Exhibit H and in financing and holdings results - Others
(5) Charged in Other non current receivables (Note 15.4.1)
(6) Charged in results in the line Contingencies reserve of Exhibit H .
(7) Charged in results in financing and holdings results - Others
(8) Charged in Other income, net.
(9) Charged in results in the line Operating expenses - Others of Exhibit H

METROGAS S.A.

EXHIBIT F

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

OPERATING COST

METROGAS S.A.

EXHIBIT G

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005

FOREIGN CURRENCY ASSETS AND LIABILITIES

METROGAS S.A.

EXHIBIT H

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

EXPENSES INCURRED

MAIN ACCOUNT	December 31, 2006						December 31, 2005
	FIXED ASSETS EXPENSES	OPERATING EXPENSES		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
		GAS SALES	PROCESSED NATURAL GAS				
	Thousands of Ps.						
Payroll and other employees benefits	1,721	21,036	-	21,772	18,953	63,482	52,164
Social security contributions	675	5,823	-	4,590	5,188	16,276	13,359
Directors´and members of Surveillance committee fee	-	-	-	580	-	580	359
Fees for professional services	-	359	-	4,569	229	5,157	4,788
Technical operator´s fees	-	7,737	-	-	-	7,737	5,056
Sundry materials	-	2,685	-	-	-	2,685	2,599
Fees for sundry services	106	4,827	-	854	5,136	10,923	8,127
Postage, telephone and fax	-	364	-	984	3,608	4,956	4,303
Leases	-	69	-	1,906	587	2,562	2,196
Transportation and freight charges	-	-	-	350	-	350	294
Office materials	-	568	-	1,193	99	1,860	1,461
Travelling expenses	-	282	-	399	96	777	684
Insurance premium	-	-	-	2,287	5	2,292	2,565
Fixed assets maintenance	-	11,882	-	4,801	113	16,796	11,473
Fixed assets depreciation	-	63,062	-	8,823	-	71,885	90,500
Taxes, rates and contributions	-	1,406	44	3,490	24,465	29,405	33,825
Publicity	-	-	-	-	1,209	1,209	1,238
Doubtful accounts	-	-	-	-	2,165	2,165	(11,248)
Bank expenses and commissions	-	-	-	60	5,096	5,156	5,131
Interest on financial operations	-	-	-	-	-	-	1,536
Contingencies reserve	-	-	-	5,250	-	5,250	6,018
Others	637	17,113	-	324	97	18,171	14,292
Total as of December 31, 2006	3,139	137,213	44	62,232	67,046	269,674	250,720

Total as of December 31, 2005	5,988	136,165	46	55,810	52,711	250,720

Basis of Presentation

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") and in accordance with the resolutions of the National Securities Commission ("CNV").

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued. The rate used for restatement of items was the internal wholesale price index published by the National Institute of Statistic and Census.

The Company has consolidated line by line its balance sheet as of December 31, 2006 and 2005, as well as its statements of income and cash flow for the years ended on December 31, 2006 and 2005 with the financial statements of its controlled company (MetroENERGÍA S.A.) in compliance with Technical Resolution No. 21 issued by FACPCE, approved by the CPCECABA.

Within the framework of the statement of consents made on July 8, 2004 by FACPCE and CPCECABA - which states that in the parties' opinion it would be important to unify technical standards - on August 10, 2005 CPCECABA issued Resolution CD 93/05, through which it adopted the accounting standards approved by FACPCE including amendments thereto as at April 1, 2005.

The adoption of the mentioned standards came into effect for the fiscal years or periods corresponding to fiscal years started as from January 1, 2006.

Also, the CNV has adopted the mentioned standards with certain amendments, establishing its applicability for fiscal years started as from January 1, 2006, too.

The main modifications introduced by new accounting standards are the following:

  The accounting standards in force as of the previous fiscal year, to determine if there is a valuation allowance of assets, required the book value of the asset to be compared to the cash flow that it itself will generate at nominal value. The recently adopted standards demand such comparison to be made with the cash flow at present values.

  The accounting standards in force as of the previous fiscal year admitted, under certain circumstances, some receivables and liabilities to be valuated at discounted values taking into account the interest rate from the Banco de la Nación Argentina applicable to Unrestricted Saving Accounts. This possibility is not admitted by the new accounting standards, which require, a market rate to be generally applied, and as an exception, other receivables and liabilities to be valuated at nominal value under certain circumstances.

  The Company, in accordance to the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets. As a consequence, supplementary information is included in note 2.5.i) to the consolidated financial statements.

Modifications introduced by the process of unification of accounting standards have not generated significant effects on the consolidated financial statements of the Company.

The Argentine Economic Scenario and its impact on the Company

As from the passing of the Emergency Law and its subsequent decrees, MetroGAS' activity has been significantly affected. Among the measures adopted the most important are the devaluation registered during the first months of year 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country, the consequent increase of internal prices and the pesification of prices and tariffs of public services.

Moreover, such law contains provisions governing contracts between private parties existing as of its effective date, which provide for payment in foreign currencies or contain foreign currency adjustment clauses. In this regard, it provides for conversion into pesos of all obligations at an exchange rate of Ps. 1 per US$ 1.

The Company entered into agreements with these characteristics, being the most important the ones related to the purchase of natural gas, essential for the rendering of the licensed service. In accordance to what was stipulated in the Agreement for Implementing of the Scheme for the Normalization of Natural Gas Prices and to the renegotiation of all the agreements entered into with the Company's suppliers of natural gas and subject to a continuous compliance by the National Government of all liabilities taken in this agreement, gas producers who have accepted the renegotiation have committed themselves to suspend actions and/or proceedings issued against gas distributing licensees corresponding to claims arising from the mentioned Law; which suspension would become a final waiver on December 31, 2006.

Moreover, the provisions of the Emergency Law modify standards of the Regulatory Framework applicable to the transportation and distribution of natural gas, mainly those which establish that the tariffs are calculated in U.S. dollars and stated in pesos and that are adjustable according to international indexes.

The situations previously described, have been considered by the Company's Management when calculating significant accounting estimates included in these consolidated financial statements, including those related to the recoverable value of non current assets. For that purpose, the Company's Management periodically elaborates economic-financial projections from alternative scenarios based on macroeconomic, financial, market and regulatory assumptions. As a consequence of the situations described above, such projections have considered modifications to the tariffs and adjustments to the operative costs of the Company in order to restore its economic-financial equation. Actual future results could differ from those estimates.

In Notes 2 and 8 to primary financial statements, there is a detailed description of the economic context, the impacts of the Emergency Law and its ruling decrees and the uncertainties generated about the future results of the Company.

General Considerations

MetroGAS' sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, MetroGAS' sales and earnings, are significantly higher during the winter months (May to September), due to larger gas volumes sold and the tariff mix affecting revenues and gross profit.

On October 28, 2004 the ENARGAS by means of Resolution No. 3,092 approved, on a temporary basis, the tariff chart expressed in pesos applicable to the period extending from October 1, 2004 to April 30, 2005.

On June 8, 2005 the ENARGAS temporary approved, through Resolution No. 3,208, the tariff chart expressed in pesos and applicable from May 1 to June 30, 2005. On July 12, 2005 the ENARGAS temporary approved, through Resolution No. 3,227, a new tariff chart that replaces the one approved by Resolution No. 3,208, applicable for the period May 1 to June 30, 2005.

On March 21, 2006 the ENARGAS by means of Resolution No. 3,462 approved, on a temporary basis, the tariff chart applicable as from July 1, 2005.

The abovementioned tariff charts contain the values of the price of gas at wellhead that results from the Agreement for the implementation of the schedule for the normalization of gas prices at points of entry into the transportation system, signed between the Energy Secretariat and natural gas producers.

According to the new regulations (see notes 8.4 and 8.5 to the primary financial statements), on April 20, 2005 the Board of Directors of MetroGAS decided to create MetroENERGÍA S.A. ("MetroENERGÍA") a "Sociedad Anonima" of which MetroGAS holds 95 % of the Common Stock and whose purpose is to buy and sell natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Analysis of Operations for the years ended December 31, 2006 and 2005

The Company's sales during the year ended December 31, 2006, decreased 2.0% and operating costs decreased 10.5% compared to year 2005, thus producing an increase in gross profit of Ps. 55,672 thousand, amounting to Ps. 248,310 thousand during the year ended December 31, 2006 compared to Ps. 192,638 thousand in the previous year.

During the year ended December 31, 2006 an operating income of Ps. 112,261 thousand was recorded compared to an operating income of Ps. 83,064 thousand recorded in the previous year.

During the year ended December 31, 2006 a financial and holding gain of Ps. 332,282 thousand was recorded compared to a loss of Ps. 56,684 thousand recorded in the previous year. Such variation was mainly the consequence of the financial debt restructuring, the discount of financial debt to present value and the reduction of the annual charge of interests by financial operations, partially offset by the result of the fluctuation of the exchange rate applicable to the financial debt in foreign currency.

The Company's net income for the year ended December 31, 2006 amounted to Ps. 292,553 thousand compared to a net gain of Ps. 28,411 thousand for the previous year.

Operating results and financial position

Sales

The Company's consolidated sales during the year ended December 31, 2006 decreased by 2.0%, amounting to Ps. 873,893 thousand compared to Ps. 891,992 thousand in the previous year.

As a consequence of "gas unbundling" started on September 1, 2005, MetroGAS' gas sales decreased approximately by 32.7% during year 2006, compared to year 2005 and volumes of gas delivered decreased by 43.5%. The process of conforming the marketer MetroENERGÌA made it possible to retain approximately 96% of industrial users of the "unbundling" and 88% of CNG users of the "unbundling", increasing MetroENERGÍA's sales from Ps. 22,827 thousand during fiscal year 2005 to Ps. 139,183 thousand during fiscal year 2006.

It is important to point out that 33% of MetroENERGÍA's operations were carried out by trading gas on their own behalf and 67% by trading gas on behalf of third parties receiving a fee which is included under the line headed Sales of the Statement of Income. It is mainly for this reason that the increase in MetroENERGÍA's gas sales and volumes of gas delivered do not equal the reduction in MetroGAS' gas sales and volumes of gas sales.

Sales to residential customers during the year ended December 31, 2006 decreased by 1.4% amounting to Ps. 373,161 thousand compared to Ps. 378,293 thousand in the previous year due to the decrease in gas volumes delivered to this customer category as result of higher average temperatures registered in 2006 compared to 2005.

During the year ended December 31, 2006 MetroGAS did not carry out sales with gas to power plants as consequence of the "unbundling" before mentioned. On the other hand, sales of transportation and distribution service to power plants increased by 34.2% during the year ended December 31, 2006 compared to the previous year, mainly due to the increase in volumes delivered by 40.7% under this modality.

MetroGAS's sales with gas to industrial, commercial and governmental customers decreased by 38.9% during the year ended December 31, 2006 compared to the previous year mainly due to the decrease by 40.8% in delivered volumes with gas to this customer category as consequence of the "unbundling", partially offset by the increase in the gas price included in the tariff, approved by ENARGAS in March, 2006 with retroactive effect since July 1, 2005. On the other hand, sales of transportation and distribution service to this customer category increased by 84.2% during the year ended December 31, 2006 compared to the previous year, mainly due to the increase in volumes delivered by 61.1% under this modality.

MetroGAS's sales of CNG decreased by 68.9% during the year ended December 31, 2006 compared to the previous year. This decrease was mainly due to the decrease by 77.8% in delivered volumes with gas to this customer category as consequence of the "unbundling" since April 2006, partially offset by the increase in the gas price included in the tariff, approved by ENARGAS in March 2006 with retroactive effect since July 1, 2005. Also as consequence of the "unbundling", since April 2006, MetroGAS started given only the transportation and distribution service to this customer category.

Sales of gas for processing during the year ended December 31, 2006 increased by 93.5% compared to the previous year, mainly due to an increase in volumes delivered.

Besides, as MetroENERGÍA's results up to December 31, 2005 correspond to its first irregular fiscal year consisting of six months and 15 days, there is a difference when compared to results from the present fiscal year.

MetroENERGÍA's sales with gas increased from Ps. 21,492 thousand during the year ended on December 31, 2005 to Ps. 130,802 thousand during 2006, mainly as a consequence of an increase in delivered volumes by virtue of new natural gas supply agreements that MetroENERGÍA entered into as from January and March 2006 with large customers, General Service "G" and General Service "P" customers, according to the different dates that these customers had to acquire natural gas from suppliers different from the gas distribution service licensees .Gas volume delivered by MetroENERGÌA corresponding to sales on their own behalf, increased to 736.4 MMm3 (million of cubic meters) during year ended on December 31, 2006 while in 2005 it delivered 369.1 MMm3.

Selling commission, corresponding to sales operations on behalf of third parties carried out by MetroENERGÌA, increased from Ps. 1,335 during year ended on December 31, 2005 to Ps. 8,381 during 2006 as a consequence of new natural gas supply agreements that MetroENERGÌA entered into as from January and March 2006 with large customers, General Service "G" and General Service "P" customers and CNG stations, according to the different dates that such customers had to acquire natural gas from suppliers different from the gas distribution service licensees .

The following chart shows the consolidated Company's sales by customer category for the year ended December 31, 2006 and 2005, expressed in thousands of pesos:

	For the year ended December 31, 2006	% of Sales	For the year ended December 31, 2005	% of Sales
Gas sales:
Residential	373,161	42.7	378,293	42.4
Power Plants	-	-	101,062	11.3
Industrial, Commercial and Governmental	79,299	9.1	129,062	14.5
Compressed Natural Gas	36,468	4.2	117,277	13.2
Subtotal	488,928	56.0	726,327	81.4
Transportation and Distribution Services
Power Plants	82,875	9.5	61,753	6.9
Industrial, Commercial and Governmental	62,260	7.1	33,800	3.8
Compressed Natural Gas	32,462	3.7	-	-
Subtotal	177,597	20.3	95,553	10.7
Processed Natural Gas	38,760	4.4	20,034	2.3
Other Gas Sales and Transportation and Distribution Services	29,425	3.3	27,251	3.1
MetroENERGÍA
Sales on own behalf	130,802	15.0	21,492	2.4
Selling commission	8,381	1.0	1,335	0.1
Total of Sales	873,893	100.0	891,992	100.0

The following chart shows the Company's natural gas sales and transportation and distribution services by customer category for the year ended December 31, 2006 and 2005, expressed in million of cubic meters:
	For the year ended December 31, 2006	% of Volume of Gas Delivered	For the year ended December 31, 2005	% of Volume of Gas Delivered
Gas sales:
Residential	1,730.8	20.3	1,792.2	22.7
Power Plants	-	-	880.4	11.2
Industrial, Commercial and Governmental	473.1	5.6	798.5	10.1
Compressed Natural Gas	158.3	1.9	712.4	9.0
Subtotal	2,362.2	27.8	4.183.5	53.0
Transportation and Distribution Services
Power Plants	4,068.2	47.7	2,891.5	36.6
Industrial, Commercial and Governmental	957,4	11.2	594.4	7.5
Compressed Natural Gas	516,4	6.1	-	-
Subtotal	5,542.0	65.0	3,485.9	44.1
Processed Natural Gas	212.7	2.5	139.9	1.8
Other Gas Sales and Transportation and Distribution Services	406.5	4.7	86.2	1.1
Total delivered volume by MetroGAS	8,523.4	100.0	7,895.5	100.0

Total delivered volume by MetroENERGÍA on own behalf	736.4	100.0	369.1	100.0

Operating costs

Operating costs totaled Ps. 625,583 thousand during the year ended December 31, 2006, representing a 10.5% decrease compared to Ps. 699,354 thousand recorded in the previous year. This variation was mainly due to the 23,2% decrease in gas purchases compared with the previous year and the lower fixed assets depreciation charge, slightly offset by the increase in transportation cost, fixed assets maintenance and payroll and social contributions. The decrease in gas purchases costs was due to the decrease in gas volumes acquired since the "unbundling" partially offset by the increase in average prices of gas purchases.

During the year ended December 31, 2006, 2,965.0 million of cubic meters were acquired by MetroGAS and 743.7 by MetroENERGÍA representing a decrease of 27.9% compared to the gas volumes purchased in the year 2005. This decrease was mainly due to the lower volume delivered mainly to power plants, industries and CNG, as consequence of the "unbundling" and the sales on behalf of third parties.

Gas transportation costs increased from Ps. 191,844 thousand during the year ended December 31, 2005 to Ps. 200,725 thousand during the year 2006 as consequence of the increase in daily contracted capacity as of December 31, 2006 compared with the same period of the previous year. Gas transportation tariffs have not been increased since January 2002 when the Emergency Law became effective.

During the year ended December 31, 2006 and 2005, the Company capitalized Ps. 3,139 thousand and Ps. 4,452 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

The following chart shows the Company's operating costs by type of expense for the year ended December 31, 2006 and 2005, expressed in thousands of pesos:
	For the year ended December 31, 2006	% of Total Operating Costs	For the year ended December 31, 2005	% of Total Operating Costs

Gas purchases	284,974	45.5	371,299	53.1
Gas transportation	200,725	32.1	191,844	27.4
Depreciation of fixed assets	63,062	10.1	80,794	11.5
Payroll and social contributions	29,255	4.7	24,270	3.5
Fixed assets maintenance	11,882	1.9	6,422	0.9
Technical operator's fees	7,737	1.2	5,056	0.7
Sundry materials	2,685	0.4	2,599	0.4
Fees for sundry services	4,933	0.8	2,228	0.3
Other operating expenses	23,469	3.8	19,294	2.8
Capitalization of operating costs in fixed assets	(3,139)	(0.5)	(4,452)	(0.6)
Total	625,583	100.0	699,354	100.0

Administrative expenses

Administrative expenses increased by 11.5% from Ps. 56,043 thousand during the year ended December 31, 2005 to Ps. 62,467 thousand during the year 2006. This increase was mainly due to higher payroll and social contributions and fees for professional services.

Selling expenses

Selling expenses increased from Ps. 53,531 thousand during the year ended December 31, 2005 to Ps. 73,582 thousand in the year 2006, due to the increase in the allowance for doubtful accounts charge compared to the recovery registered as of December 31, 2005, the increase in payroll and social contributions and fees for sundry services.

Financing and holding results

Financing and holding results for the year ended December 31, 2006 totaled a gain of Ps. 332,282 thousand compared to a loss of Ps. 56,684 thousand in the previous year.

Such variation was mainly a consequence of the result of the restructuring of financial debt, the result of the discount of financial debt to present value and the reduction of the annual charge of interests by financial operations, partially offset by the result of the fluctuation of the exchange rate applicable to the financial debt in foreign currency.

Other income, net

Other income net, for the year ended December 31, 2006 totaled a gain of Ps. 1,398 thousand compared to a gain of Ps. 2,979 thousand recorded in the previous year, due to lower fines to contractors and other services rendered.

Income tax

During the year ended December 31, 2006, the Company registered Ps. 153,023 thousand as charge for income tax compared with Ps. 867 thousand registered as of December 31, 2005.

Net cash flows provided by operating activities

Net cash flows provided by operating activities were Ps. 170,237 thousand during the year ended December 31, 2006 while during the previous year were Ps. 199,345 thousand. Such decrease in net cash flows provided by operating activities was mainly due to higher cash flows required by working capital.

Net cash flows used in investing activities

Net cash flows used in investing activities totaled Ps. 48,915 thousand during the year ended December 31, 2006, due to higher fixed assets additions, compared to Ps. 44,565 thousand used during the previous year.

Net cash flows used in financing activities

Net cash flows used in financing activities totaled Ps. 572,619 thousand during the year ended December 31, 2006, mainly due to the cash payment of financial debt during the process of financial debt restructuring and the interest payments.

Liquidity and capital resources

Financing

As of December 31, 2006, the total indebtedness of the Company was Ps. 730,977 thousand.

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV. On October 15, 2004, Extraordinary Shareholders Meeting approved the five years extension of the Global program since August 19, 2004, that was authorized by CNV on March 31, 2005.

Under the mentioned Global Program, the following Negotiable Obligations were placed and issued (i) Series A, on March 27, 2000, by the amount of US$ 100 million, maturing in 2003, bearing interest at the rate of 9.875% per annum, (ii) Series B, on September 27, 2000, by the amount of Euros 110 million maturing in 2002, bearing interest at the rate of 7.375% per annum and (iii) Series C, on May 7, 2001, by the amount of US$ 130 million, maturing in May 2004 and bearing interest at LIBOR plus a margin ranging from 2.625% to 3.25%.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE under Argentine law.

On April 12, 2006 MetroGAS announced the acceptance of tenders of approximately 95% of the total outstanding financial debt pursuant to its restructuring offer. The Company also announced its intention to restructure such indebtedness pursuant to an out-of-court restructuring in order to complete the process faster and more effectively.

Furthermore, at that date, the Company's Board of Directors approved the issuance and solicitation of consents for the public offering of Series 1 Notes for an amount of up to US$ 250 million, Series 2 Class A Notes for up to US$ 10 million, and Series 2 Class B Notes for up to Euros 40 million, which will be given in exchange to current bondholders.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$ 105,608,445 for the cash options received, along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

The debt restructuring of the financial debt generated a gain of Ps. 388.748 thousand which, net of income tax effect, represented a net gain of Ps. 252.686 thousand, mainly generated by a reduction in the principal amount of the existing debt as some bondholders elected the cash option, as well as the reduction in accrued interests, net from costs related to the transaction.

MetroGAS, and its subsidiaries, must comply with a series of restrictions under the Company's new debt obligations (Note 9 to the primary financial statements).

Comparative consolidated balance sheets

In order to appraise the development of the Company's activities, the chart below sets forth comparative consolidated balance sheet information from the Company's consolidated financial statements as of December 31, 2006 and 2005 (due to the incorporation of the controlled company MetroENERGÍA S.A., registered in the Public Registry of Commerce on May 16, 2005) and the financial statements as of December 31, 2004, 2003 and 2002, in constant Argentine pesos as of March 1, 2003.
	12.31.06	12.31.05	12.31.04	12.31.03	12.31.02
Thousands of Ps.
Current assets	235,512	697,424	476,392	322,519	221,090
Non-current assets	1,797,325	1,928,322	1,946,486	2,007,439	2,110,840
Total assets	2,032,837	2,625,746	2,422,878	2,329,958	2,331,930

Current liabilities	308,081	1,900,349	1,758,129	1,546,834	1,542,245
Non-current liabilities	750,593	44,153	12,008	7,406	3,721
Total liabilities	1,058,674	1,944,502	1,770,137	1,554,240	1,545,966
Minority interest	458	92	-	-	-
Shareholders' equity	973,705	681,152	652,741	775,718	785,964
Total	2,032,837	2,625,746	2,422,878	2,329,958	2,331,930

Comparative consolidated statements of income

The chart below contains a summary of the consolidated statement of income for the year ended December 31, 2006 and 2005, and the statements of income for the year ended December 31, 2004, 2003 and 2002, in constant Argentine pesos as of March 1, 2003.

12.31.06		12.31.05	12.31.04	12.31.03	12.31.02
Thousands of Ps.
Gross profit	248,310	192,638	175,249	145,160	173,123
Administrative and selling expenses	(136,049)	(109,574)	(116,350)	(114,781)	(176,021)
Operating income	112,261	83,064	58,899	30,379	(2,898)
Financial and holding results	332,282	(56,684)	(183,275)	6,668	(685,848)
Other income, net	1,398	2,979	1,399	(1,386)	1,327
Minority interest	(365)	(81)	-	-	-
Income (loss) before income tax	445,576	29,278	(122,977)	35,661	(687,419)
Income tax	(153,023)	(867)	-	(45,907)	197,509
Net income (loss)	292,553	28,411	(122,977)	(10,246)	(489,910)

Comparative statistical data

The chart below shows a summary of operating data for the year ended December 31, 2006, 2005, 2004, 2003 and 2002.
	12.31.06	12.31.05	12.31.04	12.31.03	12.31.02
	Volumes
	Thousands of cubic meters
Gas purchased by MetroGAS	2,964,967	4,986,444	5,428,853	3,866,739	3,586,212
Gas contracted by third parties	6,515,760	3,796,822	3,544,264	3,587,942	2,854,905
	9,480,727	8,783,266	8,973,117	7,454,681	6,441,117
Volume of gas withheld:
-Transportation	(614,323)	(568,746)	(576,457)	(499,486)	(447,558)
-Loss in distribution	(332,133)	(311,856)	(307,618)	(299,931)	(224,777)
-Transportation and processing gas production	(10,865)	(7,148)	(8,978)	(3,000)	(13,000)
Volume of gas delivered	8,523,407	7,895,516	8,080,064	6,652,264	5,755,782

Comparative ratios

The chart below contains certain financial ratios as of December 31, 2006, 2005, 2004, 2003 and 2002.
	12.31.06	12.31.05	12.31.04	12.31.03	12.31.02
Liquidity	0.76	0.37	0.27	0.21	0.14
Solvency	0.92	0.35	0.37	0.50	0.51
Immobilization	0.88	0.73	0.80	0.86	0.91
Profitability	0.35	0.04	(0.17)	(0.01)	(0.48)

Other information

The chart below contains information regarding the price per share of the Company's common shares and its ADSs:
		Share Price on the Buenos Aires Stock Exchange (1)	ADSs Price on the New York Stock Exchange (1)
		Ps.	US$
December	2002	0.55	1.43
December	2003	1.98	6.44
December	2004	1.30	4.26
January	2005	1.37	4.45
February	2005	1.36	4.76
March	2005	1.35	4.52
April	2005	1.33	4.45
May	2005	1.35	4.65
June	2005	1.26	4.40
July	2005	1.29	4.75
August	2005	1.32	4.69
September	2005	1.45	4.89
October	2005	1.45	4.70
November	2005	1.36	4.59
December	2005	1.30	4.09
January	2006	1.31	4.14
February	2006	1.23	4.03
March	2006	1.27	4.06
April	2006	1.20	3.92
May	2006	1.02	3.34
June	2006	1.04	3.33
July	2006	1.06	3.45
August	2006	1.04	3.40
September	2006	1.02	3.26
October	2006	1.07	3.45
November	2006	1.12	3.80
December	2006	1.19	4.07

(1) Prices on the last business day of the month.

Outlook

Based on the economic context and the provisions issued by the National Government, which include the modification of MetroGAS' Regulatory Framework, the Company will continue concentrating its efforts towards ensuring business continuity, maintaining the quality of gas supplies and meeting the Basic License Rules. Finally, and depending on the outcome of the renegotiation of the License define its future strategy.

Autonomous City of Buenos Aires, March 2, 2007.

Jorge E. Verruno
Chairman of the Board of Directors